Exhibit 99.80

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended or any state securities laws and, subject to certain exceptions, may not be offered or sold in the United States. See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Just Energy Group Inc. at Suite 2630, First Canadian Place, 100 King Street West, Toronto, Ontario M5X 1E1, telephone (905) 795-4206, and are also available electronically at www.sedar.com.

SHORT FORM PROSPECTUS

New Issue	September 15, 2011

JUST ENERGY GROUP INC.

$100,000,000

5.75% Convertible Unsecured Subordinated Debentures

This short form prospectus qualifies for distribution (the “Offering”) $100,000,000 aggregate principal amount of 5.75% convertible unsecured subordinated debentures (the “Debentures”) of Just Energy Group Inc. (the “Corporation” or “Just Energy”). The Debentures bear interest at an annual rate of 5.75%, payable semi-annually on March 31 and September 30 in each year commencing March 31, 2012 and have a maturity date of September 30, 2018 (the “Maturity Date”). See “Description of the Debentures”.

Debenture Conversion Privilege

Each Debenture will be convertible into freely tradeable common shares (“Common Shares”) of the Corporation at the option of the holder of a Debenture at any time prior to the close of business on the earlier of the Maturity Date and the date specified for redemption of the Debentures, at a conversion price of $17.85 per Common Share (the “Conversion Price”), being a conversion rate of approximately 56.0224 Common Shares per $1,000 principal amount of Debentures, subject to adjustment in certain events as described in the Debenture Indenture (as defined herein). Holders converting their Debentures will receive accrued and unpaid interest on such Debentures for the period from the last interest payment date (or the date of issue of the Debentures if there has not yet been an interest payment date) to, but excluding, the date of conversion. Notwithstanding the foregoing, no Debenture may be converted during the five Business Days preceding March 31 and September 30 in each year, as the registers of the Debenture Trustee (as defined herein) will be closed during such periods. Further particulars concerning the conversion privilege, including provisions for the adjustment of the Conversion Price, are set out under “Description of the Debentures—Conversion Rights”.

The Debentures are not redeemable prior to October 1, 2014, except upon the satisfaction of certain conditions after a Change of Control (as defined herein) has occurred. On or after October 1, 2014 and prior to September 30, 2016, the Debentures may be redeemed by the Corporation, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, provided that the Current Market Price (as defined herein) on the date on which notice of redemption is given is at least 125% of the Conversion Price. On or after September 30, 2016, and prior to maturity, the Debentures may be redeemed by the Corporation, in whole or in part, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest. See “Description of the Debentures —Redemption”.

The Corporation may, at its option, subject to applicable regulatory approval and provided that no Event of Default (as defined herein) has occurred and is continuing, elect to satisfy its obligation to pay, in whole or in part, the principal amount of the Debentures that are to be redeemed or that have matured by issuing to the holders thereof that number of freely tradeable Common Shares determined by dividing the principal amount of the Debentures being repaid by 95% of the Current Market Price on the date of redemption or maturity, as applicable. In addition, subject to applicable regulatory approval, freely tradeable Common Shares may be issued to the Debenture Trustee and sold, with the proceeds used to satisfy the obligation to pay interest on the Debentures. See “Description of the Debentures— Method of Payment”.

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell the Debentures purchased under this short form prospectus. This may affect the pricing of the Debentures in the secondary market, the transparency and availability of trading prices, the liquidity of the Debentures, and the extent of issuer regulation. See “Risk Factors”.

The Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “JE”. The TSX has conditionally approved the listing on the TSX of the Debentures distributed under this short form prospectus and the Common Shares issuable on the conversion thereof. Listing is subject to the Corporation fulfilling all of the listing requirements of the TSX on or before December 6, 2011. On August 31, 2011, the last completed trading day prior to the announcement of the Offering (as defined herein), the closing price of the Common Shares on the TSX was $12.74. On September 14, 2011, the closing price of the Common Shares on the TSX was $11.98.

	Price: $1,000 per Debenture
	Price to the public(1)	Underwriters’ fee(2)	Net proceeds to the Corporation(3)(4)
Per Debenture	$1,000	$40	$960
Total	$100,000,000	$4,000,000	$96,000,000

Notes:

(1)	The terms of the Offering and the price of the Debentures were determined by negotiation between the Corporation and the Underwriters (as defined herein).

(2)	The Underwriters’ fee represents 4.0% of the offering price of the Debentures.

(3)	Before deducting the expenses of the Offering, which are estimated to be approximately $575,000.

(4)	Just Energy has granted to the Underwriters an option (the “Over-Allotment Option”) to purchase up to 15% of the principal amount of the Debentures issued under the Offering at a price of $1,000 per Debenture on the same terms and conditions as the Offering, exercisable in whole or in part, at the sole discretion of CIBC World Markets Inc., National Bank Financial Inc. and RBC Dominion Securities Inc., on behalf of the Underwriters, at any time up until 30 days after the closing of the Offering for the purposes of covering the Underwriters’ over-allocation position. If the Over-Allotment Option is exercised in full, the “Price to Public”, “Underwriters’ Fee” and “Net Proceeds to the Corporation” (before deducting expenses of the Offering) will be $115,000,000, $4,600,000 and $110,400,000, respectively. This short form prospectus also qualifies for distribution the grant of the Over-Allotment Option and the issuance of the Debentures pursuant to the exercise of the Over-Allotment Option. See “Plan of Distribution”.

A purchaser who acquires Debentures forming part of the Underwriters’ over-allocation position acquires those Debentures under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

Underwriters’ Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	$15,000,000 aggregate principal amount of Debentures	Up until 30 days after the closing of the Offering	$1,000 per Debenture

CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., Haywood Securities Inc. and Jacob Securities Inc. (collectively, the “Underwriters”), as principals, conditionally offer the Debentures, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution”, and subject to the approval of certain legal matters on behalf of the Corporation by Burnet, Duckworth & Palmer LLP, and on behalf of the Underwriters by McCarthy Tétrault LLP.

In connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Debentures at levels other than those which might otherwise prevail in the open market. The Underwriters propose to offer the Debentures initially at the offering price specified above. After a reasonable effort has been made to sell all of the Debentures at the price specified, the Underwriters may reduce the selling price from time to time in order to sell any of the Debentures remaining unsold. Any such reduction will not affect the proceeds received by the Corporation. See “Plan of Distribution”.

Subscriptions will be received subject to rejection or allotment in whole or in part, and the right is reserved to close the subscription books at any time without notice. Book-entry only certificates representing the Debentures will be issued in registered form to CDS Clearing and Depository Services Inc. (“CDS”) or its nominee and will be deposited with CDS on the closing date, which is expected to occur on or about September 22, 2011 or such other date not later than 42 days after the date of the receipt for this short form prospectus as the Corporation and the Underwriters may agree. No certificates evidencing the Debentures will be issued to purchasers (except in certain limited circumstances) and registration will be made in the depository service of CDS. Purchasers of Debentures will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Debentures is purchased. See “Description of the Debentures — Book-Entry System for Debentures”.

Each of CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc. are affiliates of Canadian chartered banks that are members of a syndicate that has made revolving credit facilities available to Just Energy Ontario L.P. and Just Energy (U.S.) Corp., each of which is a subsidiary of the Corporation. Consequently, the Corporation may be considered a “connected issuer” of CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc. See “Relationship Among the Corporation and Certain Underwriters”.

An investment in the Debentures and the Common Shares is subject to a number of risks and investment considerations that should be considered by a prospective purchaser. See “Risk Factors” and “Forward-Looking Statements”. The Corporation may repay the outstanding principal of the Debentures through the issuance of Common Shares. In addition, the Corporation may, subject to any required regulatory approval and provided that no Event of Default has occurred, satisfy all or part of its obligation to pay interest on the Debentures by delivering freely tradeable Common Shares to the Debenture Trustee in accordance with the Debenture Indenture. See “ Description of the Debentures”.

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Corporation, and McCarthy Tétrault LLP, counsel to the Underwriters, on the basis of the applicable legislation as in effect on the date hereof, and subject to the qualifications and assumptions discussed under the heading “Eligibility For Investment”, the Debentures and the Common Shares issuable on conversion, redemption or maturity of the Debentures will, on the date of closing of the Offering, be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a deferred profit sharing plan (except, in the case of Debentures, a deferred profit sharing plan to which the Corporation has made a contribution), a registered education savings plan, a registered disability savings plan and a tax-free savings account. The Debentures and the Common Shares will not be prohibited investments for a tax-free savings account provided that the holder of the tax-free savings account deals at arm’s length with the Corporation for the purposes of the Tax Act and does not have a significant interest, within the meaning of the Tax Act, in the Corporation or a corporation, partnership or trust with which the Corporation does not deal at arm’s length for the purposes of the Tax Act. Draft legislation released August 16, 2011 extends the “prohibited investment” rules to registered retirement savings plans and registered retirement income funds. See “Eligibility for Investment”.

The head office of the Corporation is located at Suite 200, 6345 Dixie Road, Mississauga, Ontario L5T 2E6. The registered office of the Corporation is located at 100 King Street West, Suite 2630, Toronto, Ontario M5X 1E1.

Prospective investors should rely only on the information contained or incorporated by reference in this short form prospectus. The Corporation has not authorized anyone to provide different information. If an investor is provided with different or inconsistent information, he or she should not rely on it. Prospective investors should assume that the information appearing in this short form prospectus is accurate as of the date on the front cover of this short form prospectus only, regardless of the time of delivery of this short form prospectus or of any sale of the securities offered hereunder.

TABLE OF CONTENTS

GLOSSARY OF TERMS	6
ELIGIBILITY FOR INVESTMENT	10
FORWARD-LOOKING STATEMENTS	10
FINANCIAL INFORMATION	12
EXCHANGE RATE INFORMATION	12
DOCUMENTS INCORPORATED BY REFERENCE	12
SUMMARY OF THE OFFERING	14
BUSINESS OF JUST ENERGY	17
RECENT DEVELOPMENTS	17
USE OF PROCEEDS	19
CONSOLIDATED CAPITALIZATION	19
EARNINGS COVERAGE RATIOS	20
DESCRIPTION OF THE DEBENTURES	20
DESCRIPTION OF THE COMMON SHARES	26
PRICE RANGE AND TRADING VOLUME OF SECURITIES	27
PRIOR SALES	29
PLAN OF DISTRIBUTION	30
RELATIONSHIP AMONG JUST ENERGY AND CERTAIN UNDERWRITERS	32
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	32
RISK FACTORS	36
EXPERTS	40
EXEMPTIONS	41
PURCHASERS’ CONTRACTUAL RIGHTS	41
PURCHASERS’ STATUTORY RIGHTS	41
AUDITORS’ CONSENTS	42
CERTIFICATE OF THE CORPORATION	C-1
CERTIFICATE OF THE UNDERWRITERS	C-2

GLOSSARY OF TERMS

The following terms used in this short form prospectus have the meanings set out below:

“1933 Act” means the United States Securities Act of 1933, as amended.

“2007 Debentures” means the $90 million aggregate principal amount of 6.0% convertible unsecured subordinated debentures issued on October 2, 2007.

“2010 Debentures” means the $330 million aggregate principal amount of 6.0% convertible unsecured subordinated debentures issued on May 5, 2010.

“2012 Q1 Financial Statements” means the unaudited comparative consolidated financial statements of the Corporation as at and for the three month periods ended June 30, 2011 and 2010, together with the notes thereto.

“2012 Q1 MD&A” means the management’s discussion and analysis of the financial condition and results of operations of the Corporation for the three month period ended June 30, 2011.

“Acquisition” means the acquisition by JEUSC of Fulcrum, a privately held retail electricity provider operating in the State of Texas under the names Tara Energy LLC, Amigo Energy and Smart Prepaid Electric. See “Recent Developments —The Acquisition”.

“Acquisition Agreement” means the purchase and sale agreement dated as of August 24, 2011 pursuant to which JEUSC has agreed to acquire Fulcrum, as amended.

“AIF” means the annual information form of the Corporation dated June 20, 2011.

“Annual Financial Statements” means the audited comparative consolidated financial statements of the Corporation as at and for the years ended March 31, 2011 and 2010, together with the notes thereto and the auditors’ reports thereon.

“Annual MD&A” means the management’s discussion and analysis of the financial condition and results of operations of the Corporation for the year ended March 31, 2011.

“Beneficial Owner” has the meaning set forth under “Description of the Debentures — Book-Entry System for Debentures”.

“Board” means the board of directors of Just Energy.

“Business Day” means any day other than a Saturday, Sunday or statutory holiday or any other day that the Debenture Trustee in Toronto, Ontario is not generally open for business.

“Canadian GAAP” means generally accepted accounting principles applicable to public companies at the relevant time determined with reference to The Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time, which for certainty, for financial years beginning on or after January 1, 2011, is IFRS.

“CDS” means CDS Clearing and Depository Services Inc.

“Change of Control” means the acquisition by any person, or group of persons acting jointly or in concert, of voting control or direction over 66 2/3% or more of the votes attaching to the Common Shares.

“Common Share Interest Payment Election” has the meaning set forth under “Description of the Debentures — Method of Payment— Interest Payment Election”.

“Common Shares” means common shares of the Corporation.

“Conversion Price” means $17.85 per Common Share.

“Conversion Rate” means the number of Common Shares to be issued upon conversion of $1,000 principal amount of Debentures in accordance with the terms of the Debenture Indenture, which rate will be calculated by dividing the $1,000 principal amount of such Debentures by the Conversion Price for the Debentures then in effect, as adjusted from time to time pursuant to the provisions of the Debenture Indenture.

“Corporate Conversion” means the reorganization of the Fund into Just Energy effective January 1, 2011 in accordance with a plan of arrangement under the Canada Business Corporations Act, pursuant to which, among other things: (i) each issued and outstanding trust unit of the Fund, exchangeable share, series 1 of JEEC and class A preference share of Just Energy Corp. was exchanged for a Common Share on a one-for-one basis; and (ii) Just Energy assumed the obligations of the Fund and JEEC under the 2010 Debentures and 2007 Debentures, respectively.

“Corporation” or “Just Energy” means Just Energy Group Inc. and, unless the context otherwise requires, includes its subsidiaries.

“Current Market Price” means the volume-weighted average trading price of the Common Shares on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the applicable date.

“Debenture Certificates” has the meaning set forth under “Description of the Debentures— Book-Entry System for Debentures”.

“Debentureholders” means holders of Debentures.

“Debenture Indenture” means the indenture dated May 5, 2010 between the Corporation (as successor to the Fund) and the Debenture Trustee, as supplemented by a first supplemental indenture made as of January 1, 2011 and as further supplemented by a second supplemental indenture creating and setting forth the terms of the Debentures to be entered into between the Corporation and the Debenture Trustee.

“Debenture Offer” has the meaning set forth under “Prospectus Summary- The Debentures—Change of Control”.

“Debenture Offer Price” has the meaning set forth under “Prospectus Summary- The Debentures—Change of Control”.

“Debentures” means the $100,000,000 aggregate principal amount of 5.75% convertible unsecured subordinated debentures of the Corporation qualified for distribution pursuant to this short form prospectus.

“Debenture Trustee” means Computershare Trust Company of Canada in its capacity as debenture trustee of the Debentures pursuant to the Debenture Indenture.

“DSG” means a deferred share grant of the Corporation.

“DUG” means a deferred unit grant issued under the Fund’s director deferred compensation plan prior to January 1, 2011 and which deferred unit grants were assumed by the Corporation in connection with the Corporate Conversion and are now referred to as DSGs

“Effective Date” has the meaning set forth under “Description of the Debentures—Change of Control”.

“Event of Default” has the meaning set forth under “Description of the Debentures—Events of Default and Waiver”.

“Fulcrum” means Fulcrum Retail Holdings LLC.

“Fund” means Just Energy Income Fund, a predecessor to Just Energy.

“IFRS” means International Financial Reporting Standards, being, for fiscal years beginning on or after January 1, 2011, the Canadian generally accepted accounting principles for publicly accountable enterprises as defined by the Accounting Standards Board of The Canadian Institute of Chartered Accountants, as amended from time to time.

“Interest Obligation” has the meaning set forth under “Description of the Debentures — Method of Payment — Interest Payment Election”.

“Interest Payment Date” has the meaning set forth under “Description of the Debentures — Method of Payment — Interest Payment Election”.

“JEEC” means Just Energy Exchange Corp., a former subsidiary of the Fund and predecessor by amalgamation to the Corporation.

“JEUSC” means Just Energy (U.S.) Corp., an indirect, wholly-owned subsidiary of the Corporation.

“Just Energy Financial Statements” means, collectively, the Annual Financial Statements and the 2012 Q1 Financial Statements.

“Just Energy MD&A” means, collectively, the Annual MD&A and the 2012 Q1 MD&A.

“Make Whole Premium” has the meaning set forth under “Description of the Debentures — Change of Control”.

“Make Whole Shares” has the meaning set forth under “Description of the Debentures — Change of Control”.

“Maturity Date” means the date on which the Debentures will mature, being September 30, 2018.

“Non-Resident” means: (i) a person who is not, and is not deemed to be, a resident of Canada for purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for purposes of the Tax Act.

“Offering” means the distribution and offering of the Debentures pursuant to this short form prospectus and the Underwriting Agreement.

“Participant” means a participant in the depository services of CDS.

“RCE” means a residential customer equivalent which is a unit of measurement equivalent to a customer using, as regards natural gas, 2,815 m3 (or 106 GJ’s) of natural gas on an annual basis and, as regards electricity, 10,000 kWh of electricity on an annual basis, which represents respectively the approximate amount of natural gas and electricity used by a typical household.

“RSG” means a restricted share grant of the Corporation.

“Senior Indebtedness” has the meaning set forth under “Description of the Debentures — Subordination”.

“Shareholders” means holders of Common Shares.

“Stock Price” has the meaning set forth under “Description of the Debentures — Change of Control”.

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as amended.

“TSX” means the Toronto Stock Exchange.

“UAR” means a unit appreciation right issued under the Fund’s unit appreciation rights plan prior to January 1, 2011 and which unit appreciation rights were assumed by the Corporation in connection with the Corporate Conversion and are now referred to as RSGs.

“Underwriters” means, collectively, CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc., TD Securities Inc., Haywood Securities Inc. and Jacob Securities Inc.

“Underwriting Agreement” means the underwriting agreement dated September 7, 2011 among the Corporation and the Underwriters.

In this short form prospectus, references to “dollars”, “$” or “Cdn$” are to Canadian dollars, and references to “U.S. dollars” or “U.S.$” are to United States dollars.

ELIGIBILITY FOR INVESTMENT

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Corporation, and McCarthy Tétrault LLP, counsel to the Underwriters, on the basis of the applicable legislation in effect on the date hereof, provided that, on the date of closing of the Offering, the Common Shares or the Debentures are listed on a designated stock exchange (including the TSX) for the purposes of the Tax Act, the Debentures will, if issued on the date of closing of the Offering, be qualified investments under the Tax Act for trusts governed by registered retirement savings plans (a “RRSP”), registered retirement income funds (a “RRIF”), deferred profit sharing plans (except, in the case of Debentures, a deferred profit sharing plan to which the Corporation, or an employer that does not deal at arm’s length with the Corporation, has made a contribution), registered education savings plans, registered disability savings plans and tax-free savings accounts (a “TFSA”) (collectively, “Plans”). Provided the Common Shares issued on the conversion, redemption or maturity of the Debentures are listed on a designated stock exchange, they will be qualified investments under the Tax Act for Plans.

Notwithstanding the foregoing, if the Debentures or Common Shares are “prohibited investments” for the purposes of a TFSA, the holder of such account will be subject to penalty taxes as set out in the Tax Act. Provided that the holder of a TFSA deals at arm’s length with the Corporation for purposes of the Tax Act, and does not hold a “significant interest” (within the meaning of the Tax Act) in the Corporation or any corporation, partnership or trust with which the Corporation does not deal at arm’s length for purposes of the Tax Act, the Debentures and the Common Shares will not be “prohibited investments” for such TFSA for purposes of the Tax Act. Holders of a TFSA should consult their own tax advisors in this regard.

Draft legislation released on August 16, 2011 extends the “prohibited investment” rules to RRSPs and RRIFs. Holders of RRSPs and RRIFs should consult their own tax advisors with regard to whether the Debentures and Common Shares could be a “prohibited investment” to the particular holder.

FORWARD-LOOKING STATEMENTS

This short form prospectus and the documents incorporated by reference herein contain forward looking statements. These statements relate to future events or the Corporation’s future performance. All information and statements contained herein that are not clearly historical in nature constitute forward looking statements, and the words “may”, “will”, “should”, “could”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “propose”, “predict”, “potential”, “continue”, or the negative of these terms or other comparable terminology are generally intended to identify forward looking statements. Such statements represent the Corporation’s internal projections, estimates or beliefs concerning, among other things, an outlook on the estimated amounts and timing of the payment of dividends, capital expenditures, anticipated future debt levels and revenues or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This information involves known or unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward looking statements. In addition, this short form prospectus and the documents incorporated by reference herein may contain forward looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur.

This short form prospectus contains forward looking statements concerning the anticipated closing of the Offering and the Acquisition, the anticipated use of the net proceeds of the Offering, and the benefits that may accrue to the Corporation as a consequence of the Acquisition. The closing of the Offering and/or the Acquisition could be delayed if the Corporation is not able to obtain the necessary regulatory and other third party approvals required for completion when anticipated. The Offering and/or the Acquisition will not be completed at all if these approvals are not obtained or, unless waived, some other condition to closing is not satisfied. Accordingly there is a risk that the Offering and/or the Acquisition will not be completed within the anticipated time or at all. The Corporation intends to use the net proceeds of the Offering to fund future acquisitions (including the Acquisition) and for general corporate purposes. However, the closing of the Offering is not conditional upon the closing of the Acquisition. Forward-looking statements contained in certain documents incorporated by reference into this short form prospectus are based on the key assumptions described in such documents and are subject to the risk factors described in such documents. Investors are cautioned that such information, although considered reasonable by the Corporation, may prove to be incorrect. Actual results achieved will vary from the information provided in this short form prospectus and in the documents incorporated by reference herein as a result of numerous known and unknown risks and uncertainties and other factors which are discussed in the documents incorporated herein by reference.

Some of the additional risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this short form prospectus and in certain documents incorporated by reference herein include, but are not limited to:

•	general economic and business conditions in North America and globally;

•	the ability of management to execute its business plan;

•	levels of customer natural gas and electricity consumption;

•	rates of customer additions, attrition and renewals;

•	fluctuations in natural gas and electricity prices and interest and exchange rates;

•	actions taken by governmental authorities, including energy marketing regulation, increases in taxes and changes in government regulations and incentive programs;

•	dependence on suppliers;

•	risks inherent in marketing operations, including credit risk;

•	potential delays or changes in plans with respect to capital expenditures and the availability of capital on acceptable terms;

•	availability of sufficient financial resources to fund the Corporation’s capital expenditures;

•	inability to obtain required consents, permits or approvals to the Acquisition;

•	incorrect assessments of the value of acquisitions, including the Acquisition;

•	failure of the Corporation to realize the anticipated benefits of the Acquisition;

•

the Corporation may unknowingly acquire liabilities pursuant to the Acquisition, and although the Corporation has received certain indemnities from the vendor, the indemnities are subject to certain monetary and time limitations which could result in the indemnities not being sufficient to satisfy any liabilities acquired by the Corporation;

•	volatility in the stock markets and in market valuations;

•	competition for, among other things, customers, supply, capital and skilled personnel; and

•

the other factors described under “Risk Factors” in this short form prospectus and in the AIF, which is incorporated by reference herein, and described in other filings made by the Corporation with Canadian securities regulatory authorities.

With respect to forward looking statements contained or incorporated by reference in this short form prospectus, the Corporation has made assumptions regarding: completion of the Acquisition; the impact of increasing competition; the general stability of the economic and political environment in which the Corporation operates; the timely receipt of any required regulatory and third party approvals; the ability of the Corporation to obtain qualified staff and services in a timely and cost efficient manner; the timing and payment of dividends; the ability of the Corporation to obtain financing on acceptable terms; future natural gas, electricity, renewable energy credit, carbon offset, wheat and ethanol prices; currency, exchange and interest rates; the regulatory framework in the jurisdictions in which the Corporation operates; and the ability of the Corporation to successfully market its products and services.

The information contained in this short form prospectus, including documents incorporated by reference herein, identifies additional factors that could affect the operating results and performance of the Corporation. Investors should carefully consider those factors. Management of the Corporation has set out the above summary of assumptions and risks related to forward looking statements included in this short form prospectus and the documents incorporated by reference herein in order to provide potential purchasers of the Debentures with a more complete perspective on the Corporation’s future operations. Readers are cautioned that this information may not be appropriate for other purposes.

Investors are further cautioned that the preparation of financial statements in accordance with Canadian GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates may change, having either a negative or positive effect on net earnings, as further information becomes available and as the economic environment changes.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this short form prospectus are made as of the date of this short form prospectus and the Corporation undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise unless so required by applicable securities laws.

FINANCIAL INFORMATION

This short form prospectus and certain documents incorporated by reference herein make reference to certain non-Canadian GAAP financial measures to assist in assessing the Corporation’s financial performance. Non-Canadian GAAP financial measures do not have standard meanings prescribed by Canadian GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. Such non-Canadian GAAP financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with Canadian GAAP as an indicator of performance. For additional information regarding these non-Canadian GAAP measures, see the Just Energy MD&A, which is incorporated by reference herein.

EXCHANGE RATE INFORMATION

The following table sets forth the Canada/U.S. exchange rates on the last day of the periods indicated as well as the high, low and average rates for such periods based on the exchange rates published on the Bank of Canada’s website as being in effect at approximately noon on each trading day (the “Bank of Canada noon rate”). On September 14, 2011, the Bank of Canada noon rate was Cdn$1.00 = U.S.$1.0088.

	Three Months Ended June 30	Year Ended March 31,
	2011	2011	2010
Period End	1.0370	1.0290	0.9846
High	1.0542	1.0324	0.9888
Low	1.0141	0.9278	0.7910
Average	1.0331	0.9840	0.9171

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Just Energy, Suite 2630, First Canadian Place, 100 King Street West, Toronto, Ontario M5X 1E1, phone (905) 795-4206, or on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com .

The following documents, filed with the various securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in and form an integral part of this short form prospectus:

(a)	the AIF;

(b)	the management information circular of the Corporation dated May 20, 2011;

(c)	the management information circular of the Fund dated May 27, 2010;

(d)	the Annual Financial Statements;

(e)	the Annual MD&A;

(f)	the 2012 Q1 Financial Statements;

(g)	the 2012 Q1 MD&A;

(h)	the material change report of the Corporation dated August 26, 2011 related to the Corporation entering into the Acquisition Agreement; and

(i)	the material change report of the Corporation dated September 9, 2011 related to the Offering.

Any documents of the type referred to above (excluding confidential material change reports) and any business acquisition reports filed by the Corporation with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada (other than Québec) subsequent to the date of this short form prospectus and prior to the termination of this distribution shall be deemed to be incorporated by reference into this short form prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or replaces such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute part of this short form prospectus.

SUMMARY OF THE OFFERING

The following is a brief summary of some of the terms of the Offering. For a more detailed description of the terms of the Debentures, see “Description of the Debentures”.

Offering:	$100,000,000 aggregate principal amount of Debentures.

Price:	$1,000 per Debenture.

Over-Allotment Option	Just Energy has granted to the Underwriters an option (the “Over-Allotment Option”) to purchase up to 15% of the principal amount of the Debentures issued at a price of $ 1,000 per Debenture on the same terms and conditions as the offering of the Debentures, exercisable in whole or in part, at the sole discretion of the Underwriters at any time up until 30 days after the closing of the Offering for the purposes of covering the Underwriters’ over-allocation position.

Use of Proceeds:	The net proceeds of the Offering will be used to fund future acquisitions (including the Acquisition) and for general corporate purposes. The Offering is not conditional on the closing of the Acquisition. If the Acquisition is not completed, Just Energy intends to use the net proceeds of the Offering to fund possible future acquisitions, for possible debt repayment and/or for general corporate purposes. See “Use of Proceeds”.

Maturity Date:	September 30, 2018.

Interest:	5.75% per annum. The interest on the Debentures will be payable semi-annually in arrears on March 31 and September 30 in each year, commencing March 31, 2012. The first interest payment on March 31, 2012 will include interest accrued from and including the date of closing of the Offering to, but excluding, March 31, 2012.

Subject to receipt of applicable regulatory approvals and provided that no Event of Default has occurred and is continuing, the Corporation may elect to satisfy its obligation to pay interest on the Debentures by issuing and delivering to the Debenture Trustee freely tradeable Common Shares to be sold by the Debenture Trustee, with the proceeds used to pay interest owing on the Debentures. See “Description of the Debentures—Method of Payment”.

Conversion:

Each Debenture will be convertible into freely tradeable Common Shares at the option of the holder of a Debenture at any time following closing of the Offering and prior to 5:00 p.m. (Toronto time) on the earlier of the Maturity Date and the date specified by the Corporation for redemption of the Debentures, at a conversion price of $17.85 per Common Share, being a conversion rate of approximately 56.0224 Common Shares per $1,000 principal amount of Debentures, subject to adjustment in certain events. Holders converting their Debentures will receive accrued and unpaid interest on such Debentures for the period from the last interest payment date (or the date of issue of the Debentures if there has not yet been an interest payment date) to, but excluding, the date of conversion. Notwithstanding the foregoing, no Debenture may be converted during the five Business Days preceding March 31 and September 30 in each year as the registers of the Debenture Trustee will be closed during such periods. Further particulars concerning the conversion privilege, including provisions for the adjustment of the Conversion Price, are set out under “Description of the Debentures — Conversion Rights”.

Redemption:	The Debentures are not redeemable prior to October 1, 2014, except upon the satisfaction of certain conditions after a Change of Control has occurred. On or after October 1, 2014 and prior to September 30, 2016, the Debentures may be redeemed by the Corporation, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, provided that the Current Market Price on the date on which notice of redemption is given is at least 125% of the Conversion Price. On or after September 30, 2016, and prior to maturity, the Debentures may be redeemed by the Corporation, in whole or in part, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest. See “Description of the Debentures — Redemption”.

Payment upon Redemption or Maturity:	On redemption or at maturity of the Debentures, the Corporation will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the principal amount of the outstanding Debentures, together with accrued and unpaid interest thereon. The Corporation may, at its option, on not more than 60 days’ and not less than 30 days’ prior notice, subject to applicable regulatory approval and provided no Event of Default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the Debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradeable Common Shares determined by dividing the principal amount of the Debentures being repaid by 95% of the Current Market Price on the date of redemption or maturity, as applicable. No fractional Common Shares will be issued on redemption or at maturity but in lieu thereof the Corporation will satisfy fractional interests by a cash payment equal to the Current Market Price of the fractional interest. See “Description of the Debentures—Method of Payment”.

Change of Control:	Within 30 days following the occurrence of a Change of Control, the Corporation will be required to make an offer in writing to purchase, in whole or in part, the Debentures then outstanding (the “Debenture Offer”), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest earned thereon up to, but excluding, the date of acquisition (the “Debenture Offer Price”). If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Corporation pursuant to the Debenture Offer, the Corporation will have the right to redeem all of the remaining Debentures at the Debenture Offer Price. See “Description of the Debentures – Change of Control”.

Subject to regulatory approval, if a Change of Control occurs in which 10% or more of the consideration for the Common Shares consists of: (i) cash; (ii) equity securities that are not traded or intended to be traded immediately following such transaction on a stock exchange; or (iii) other property that is not traded or intended to be traded immediately following such transactions on a stock exchange, then during the period beginning ten trading days before the anticipated date on which the Change of Control becomes effective and ending 30 days after the date on which the Debenture Offer is delivered to the Debentureholders, holders of Debentures will be entitled to convert their Debentures and receive, in addition to the number of Common Shares they otherwise would have been entitled to upon conversion, an additional number of Common Shares as outlined in a table in the Debenture Indenture. See “Description of the Debentures – Change of Control”.

Subordination:	The payment of the principal of, and interest on, the Debentures will be subordinated and postponed in right of payment, as set forth in the Debenture Indenture, to the prior payment in full of all Senior Indebtedness, including indebtedness to trade and other creditors of the Corporation.

The Debenture Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Corporation, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Corporation, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Corporation, then the holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Debenture Indenture will also provide that the Corporation will not make any payment, and the holders of the Debentures will not be entitled to demand, accelerate, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures or (b) at any time when a default has occurred under the Senior Indebtedness and is continuing, unless the Senior Indebtedness has been repaid in full.

The Debentures will be subordinate to claims of creditors of the Corporation’s subsidiaries for payment of which the Corporation is responsible or liable, whether absolutely or contingently. In particular, the Debentures will be effectively subordinate in right of payment to the prior payment in full of certain credit facilities and other debt obligations of the subsidiaries of the Corporation, including the revolving credit facilities of Just Energy Ontario L.P. and JEUSC.

BUSINESS OF JUST ENERGY

Just Energy’s principal business involves the sale of natural gas and/or electricity to residential and commercial customers under long-term fixed-price, price-protected or variable-priced contracts. Just Energy derives its margin or gross profit from the difference between the price at which it is able to sell the natural gas and electricity to its customers and the price at which it purchases the associated volumes from its suppliers.

Just Energy also offers “green” products through JustGreen and JustClean programs. The electricity JustGreen product offers the customer the option of having all or a portion of his or her electricity sourced from renewable green sources such as wind, run of the river hydro or biomass. The gas JustGreen product offers carbon offset credits which enable the customer to reduce or eliminate the carbon footprint of their home or business associated with the gas purchased from Just Energy. The JustClean program enables customers in certain jurisdictions to offset their carbon footprint without purchasing electricity or natural gas from Just Energy. Just Energy also offers its customers in New Jersey the ability to receive solar power through panels installed on their roofs.

In addition to its energy and JustGreen and JustClean businesses, Just Energy rents and sells high efficiency and tankless water heaters, air conditioners and furnaces, and produces and sells wheat-based ethanol.

For further information regarding the Corporation and its subsidiaries and their respective business activities, see the AIF and the other documents incorporated by reference herein.

RECENT DEVELOPMENTS

The Acquisition

Overview

Just Energy and JEUSC, an indirect wholly-owned subsidiary of the Corporation, have entered into the Acquisition Agreement pursuant to which JEUSC has agreed to acquire all of the issued and outstanding membership units of Fulcrum, a privately held retail electricity provider operating in the State of Texas under the names Tara Energy, Amigo Energy and Smart Prepaid Electric. Fulcrum is generally focused on residential and small to mid-size commercial customers, selling fixed term products, month-to-month variable priced products and pre-paid products primarily through online and targeted affinity marketing channels. Amigo Energy targets the Hispanic segment of the retail electricity market in Texas and Tara Energy primarily targets the South and East Asian segment of that market.

Fulcrum has aggregated a current total of approximately 240,000 RCEs. Just Energy management believes that Fulcrum’s marketing and sales approach supplements the sales channels used by Just Energy and should enable the Corporation to achieve both continued revenue growth from sales of existing Fulcrum products in Texas as well as cross selling opportunities for Just Energy offerings, particularly JustGreen and JustClean.

The Corporation expects that closing of the Acquisition will occur on or about October 3, 2011. Closing of the Acquisition is not conditional upon completion of the Offering and the Acquisition is not a “significant acquisition” for the purposes of National Instrument 51-102 Continuous Disclosure Obligations.

Acquisition Agreement

The Acquisition Agreement contains various representations, warranties, covenants and conditions which are customary for a transaction of this nature. Certain of the material terms of the Acquisition Agreement are summarized below. This summary does not purport to be complete and is qualified in its entirety by reference to the provisions of the Acquisition Agreement, a copy of which has been filed with the securities regulatory authorities in Canada and is available on SEDAR at www.sedar.com.

Purchase Price

The consideration for the Acquisition is U.S.$79.4 million payable in cash (subject to customary working capital adjustments), with U.S.$5 million of the purchase price to be held in escrow for a period of 36 months as security for the seller’s indemnity obligations under the Acquisition Agreement.

In addition, JEUSC must also pay up to U.S.$20 million (the “Earn-Out Amount”) to the seller 18 months following the closing date (the “Earn-Out Period”) provided that certain EBITDA (as defined in the Acquisition Agreement) and billed volume targets (the “Targets”) in respect of Fulcrum and its subsidiaries are satisfied during the Earn-Out Period. None of the Earn-Out Amount will be paid if Fulcrum fails to achieve at least 75% of each of the Targets. At least U.S. $ 9,024,000 of the Earn-Out Amount will be paid in Common Shares based on the volume weighted average trading price for the Common Shares on the TSX for the five consecutive trading days immediately prior to the closing date of the Acquisition, with the seller also having the option to receive any portion or all of the balance of the Earn-Out Amount in Common Shares. Any portion of the Earn-Out Amount not satisfied by the issuance of Common Shares will be paid in cash.

Closing Conditions

The obligations of the parties to complete the Acquisition are subject to the satisfaction or waiver of a number of conditions which are customary in acquisition transactions of this nature.

Termination

The Acquisition Agreement may be terminated by: (i) the mutual written consent of JEUSC and the seller; (ii) the seller if there is a material breach of the Acquisition Agreement by either JEUSC or Just Energy and such breach is not cured within 10 days of notification of such; (iii) JEUSC if there is a material breach of the Acquisition Agreement by either the seller or Fulcrum and such breach is not cured within 10 days of notification of such; (iv) either JEUSC or the seller if there is any order, writ, injunction or decree prohibiting the transactions contemplated thereby, which has not been lifted within 30 days; and (v) either JEUSC or the seller if closing has not occurred by October 15, 2011 for any reason other than a breach of the Acquisition Agreement by the terminating party.

Indemnities

The Acquisition Agreement includes customary post-closing indemnity provisions whereby the seller has agreed to indemnify JEUSC and Just Energy, and JEUSC and Just Energy have agreed to indemnify the seller, for various matters, including for breaches of representations and warranties and covenants, up to a maximum liability of U.S.20,000,000. Indemnification is generally subject to certain thresholds. In most cases, a party is not obligated to indemnify another under the Acquisition Agreement unless the amount of damages per individual claim exceeds U.S.$25,000 and the aggregate of such claims exceeds U.S.$250,000.

Recent Financial Results

Just Energy announced its results for the three months ended June 30, 2011 on August 11, 2011. During the period, sales and gross margin were $626.2 million and $94.3 million, respectively, compared to $609.7 million and $80.4 million for the prior comparative quarter. Administrative expenses for the three months ended June 30, 2011 were $28.3 million compared with $28.8 million in the prior comparative quarter. Selling and marketing expenses were $34.6 million for the first quarter of fiscal 2012, compared with $29.8 million for the prior comparative period. Financing costs were $13.8 million for the quarter, an increase from $12.8 million reported for the three months ended June 30, 2010.

For the three months ended June 30, 2011, the amortization related to contract initiation costs for Hudson Energy Services, LLC and Hudson Energy Canada Corp. (collectively, “Hudson”) and National Energy Corp. (which operates under the trade name of National Home Services (“NHS”)), which are subsidiaries of just Energy, amounted to $ 3.9 million, an increase of 85% from $2.1 million reported in the prior comparable quarter due to inclusion of three months in the first quarter of fiscal 2011. Amortization of expenses related to the contract initiation costs for Hudson and NHS for the year ended March 31, 2011 amounted to $ 12.4 million.

Net profit for the period was $51.1 million, representing earnings per share of $0.37 and $0.35 on a basic and diluted per share basis, respectively. For the prior comparative quarter, net profit was $270.8 million, representing $2.19 and $1.78 on a basic and diluted per unit basis, respectively. During the three months ended June 30, 2011, a foreign exchange unrealized loss of $3.7 million was reported in other comprehensive income versus a $14.9 million gain reported in the prior comparative quarter.

Total assets as at June 30, 2011 were $1.5 billion versus $1.6 billion as at year end, March 31, 2011. Current and long-term liabilities were $813.7 million and $847.8 million, respectively, as at June 30, 2011 compared with $890.5 million and $890.7 million as at March 31, 2011. Current trade receivable and payable balances as at June 30, 2011 were $256.7 million and $252.5 million, respectively. Accrued gas receivable and payable balances as at June 30, 2011 were $14.4 million and $10.4 million, respectively. Long-term debt (excluding the current portion of long-term debt) increased from $507.5 million as at March 31, 2011 to $525.0 million as at June 30, 2011. The current portion of long-term debt was $93.7 million as at June 30, 2011, a slight decrease from $94.1 million as at March 31, 2011.

Cash inflow from operating activities for the period was $15.7 million, a 31% decrease from $22.9 million for the prior comparative quarter. Cash outflow from investing activities was $22.5 million for the three months ended June 30, 2011 in comparison with an outflow of $263.6 million in the prior comparative period. Cash outflow from financing activities was $15.7 million for the three months ended June 30, 2011, compared with a cash inflow of $266.2 million for the three months ended June 30, 2010.

USE OF PROCEEDS

The estimated total net proceeds to be received by the Corporation from the Offering will amount to approximately $95,425,000 ($109,825,000 in the event the Over-Allotment Option is exercised in full), after deducting the Underwriters’ fee in respect of the Debentures issued and sold by the Corporation and the estimated expenses of the Offering. The net proceeds of the Offering will be used to fund future acquisitions (including the Acquisition), and for general corporate purposes. See “Recent Developments – The Acquisition”.

The Offering is not conditional on the closing of the Acquisition. If the Acquisition is not completed, Just Energy intends to use the net proceeds of the Offering to fund possible future acquisitions, for future debt repayment (which debt was incurred by the Corporation or its subsidiaries in the normal course of business and used for general working capital purposes) and/or for general corporate purposes.

Just Energy expects that the use of proceeds from the Offering will advance its overall business objectives, of which no significant event needs to occur in order to be achieved and which remain subject to the normal risks and uncertainties that prevail in the businesses in which Just Energy is engaged. See “Forward-Looking Statements” and “Risk Factors” in this short form prospectus, and “The Company” and “Business of Just Energy” in the AIF.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated capitalization of the Corporation as at June 30, 2011 both before and after giving effect to the Offering. Other than as set forth below, there have not been any material changes in the share or loan capitalization of the Corporation, on a consolidated basis, since June 30, 2011.

Designation	As at June 30, 2011 before giving effect to the Offering	As at June 30, 2011 after giving effect to the Offering
(in thousands, except unit, share, option, right and grant amounts)
Long-Term Debt(1)	$524,950	$610,157
Common Shares	$973,245	$973,245
	(137,606,930 Common Shares)	(137,606,930 Common Shares)
Equity component of convertible debentures(2)	$18,186	$25,747(3)

Notes:

(1)	Long-term debt does not include the current portion of long-term debt or bank indebtedness, which were $93,718 and $6,300, respectively, as at June 30, 2011. For a description of the Corporation’s long-term debt, see Note 13 to the 2012 Q1 Financial Statements.

(2)	Under Canadian GAAP, the convertible debentures of the Corporation, including the Debentures, are, and will be classified as a liability with a portion allocated to equity related to the conversion feature.

(3)	The equity component of the Debentures is net of $2,657 in future taxes that is recorded on issuance of the Debentures. The related interest payments, amortization of debt issuance costs and amortization of the discount is expensed using the effective interest rate method.

(4)	At June 30, 2011 the Corporation had 50,000, 2,991,894 and 114,369 Common Shares, respectively, reserved for issuance upon the exercise of outstanding share purchase options, RSG’s and DSGs.

EARNINGS COVERAGE RATIOS

The following earnings coverages are calculated on a consolidated basis for the twelve-month periods ended March 31, 2011 and June 30, 2011 and are derived from audited financial information of the Corporation in the case of the period ended March 31, 2011 and unaudited financial information of the Corporation in the case of the period ended June 30, 2011.

The net income of the Corporation before interest expense and income taxes for the twelve-month period ended March 31, 2011 was $595.9 million (profit for the period before interest expense and income taxes was $588.4 million under IFRS). The Corporation’s profit before interest expense and income taxes for the twelve-month period ended June 30, 2011 was $336.9 million under IFRS. After giving effect to the issuance of the Debentures, and before any exercise of the Over-Allotment Option, Just Energy’s pro forma borrowing cost requirements, which includes interest expense on the Debentures, for the twelve-month periods ended March 31, 2011 and June 30, 2011 were $58.1 million ($67.6 million under IFRS) and $68.6 million under IFRS, respectively, for an earnings coverage ratio of 10.3 (8.7 under IFRS) for the twelve months ended March 31, 2011 and 4.9 under IFRS for the twelve months ended June 30, 2011.

Under IFRS, the Debentures will be classified on the Corporation’s balance sheet as a liability, with a portion allocated to equity related to the conversion feature and with the related interest expensed as incurred and financing charges amortized, using the effective interest method.

DESCRIPTION OF THE DEBENTURES

The following is a summary of the material attributes and characteristics of the Debentures. This summary does not purport to be complete and is subject to, and is qualified in its entirety by, reference to the terms of the Debenture Indenture.

General

The Debentures will be issued under the Debenture Indenture. The Debenture Trustee is the trustee under the Debenture Indenture and the Corporation’s transfer agent. The Debenture Indenture does not limit the aggregate principal amount of Debentures that may be outstanding from time to time.

The Debentures to be issued will be in the aggregate principal amount of $100,000,000 ($115,000,000 if the Over-Allotment Option is exercised in full). The Corporation may, from time to time, without the consent of the Debentureholders, issue additional debentures of a different series under the Debenture Indenture, in addition to the Debentures offered hereby.

The Debentures will be dated as of the closing of the Offering and will have a maturity date of September 30, 2018. The Debentures will be issuable only in denominations of $1,000 and integral multiples thereof and will bear interest from and including the date of issue at 5.75% per annum, which will be payable semi-annually in arrears on March 31 and September 30 in each year, commencing on March 31, 2012. The first interest payment will include interest accrued from the date of the closing of the Offering to, but excluding, March 31, 2012.

The principal amount of the Debentures is payable in lawful money of Canada or, at the option of the Corporation, subject to the receipt of applicable regulatory approvals and provided that no Event of Default has occurred and is continuing, by delivery of fully paid, non-assessable and freely tradeable Common Shares as further described under “—Method of Payment—Payment of Principal on Redemption or at Maturity”. The interest on the Debentures is payable in lawful money of Canada, including, at the option of the Corporation, in accordance with the Interest Payment Election as described under “—Method of Payment—Interest Payment Election”.

The Debentures are direct obligations of the Corporation and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of the Corporation as described under “- Subordination”. The Debenture Indenture will not restrict the Corporation or its subsidiaries from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging the Corporation’s real or personal property or properties to secure any indebtedness.

Subordination

The payment of the principal of, premium (if any) and interest on, the Debentures will be subordinated and postponed in right of payment, as set forth in the Debenture Indenture, to the prior payment in full of all Senior Indebtedness of the Corporation including indebtedness to trade and other creditors of the Corporation. “Senior Indebtedness” of the Corporation will be defined in the Debenture Indenture to mean, in effect, the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness, liabilities and obligations of the Corporation (whether outstanding as at the date of the Debenture Indenture or thereafter created, incurred, assumed or guaranteed), other than (i) indebtedness evidenced by the Debentures, and (ii) all other existing and future debentures or other instruments of the Corporation which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be pari passu with, or subordinate in right of payment to, the Debentures.

The Debenture Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Corporation, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Corporation, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Corporation, then the holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Debenture Indenture will also provide that the Corporation will not make any payment, and the holders of the Debentures will not be entitled to demand, accelerate, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures or (b) at any time when a default has occurred under the Senior Indebtedness and is continuing, unless the Senior Indebtedness has been repaid in full.

The Debentures will be subordinate to claims of creditors of the Corporation’s subsidiaries for payment of which the Corporation is responsible or liable, whether absolutely or contingently. In particular, the Debentures will be effectively subordinate in right of payment to the prior payment in full of certain credit facilities and other debt obligations of the subsidiaries of the Corporation, including the revolving credit facilities of Just Energy Ontario L.P. and JEUSC.

Conversion Rights

Each Debenture will be convertible into freely tradeable Common Shares at the option of the holder of a Debenture at any time prior to 5:00 p.m. (Toronto time) on the earlier of the Maturity Date and the date specified by the Corporation for redemption of the Debentures, at a conversion price of $17.85 per Common Share, being a conversion rate of approximately 56.0224 Common Shares per $1,000 principal amount of Debentures, subject to adjustment in certain events. Holders converting their Debentures will receive accrued and unpaid interest on such Debentures for the period from the last interest payment date (or the date of issue of the Debentures if there has not yet been an interest payment date) to, but excluding, the date of conversion. Notwithstanding the foregoing, no Debenture may be converted during the five Business Days preceding March 31 and September 30 in each year as the registers of the Debenture Trustee will be closed during such periods.

Subject to the provisions thereof, the Debenture Indenture will provide for the adjustment of the Conversion Price in certain events including: (a) the subdivision or consolidation of the outstanding Common Shares; (b) subject to (c) below, the distribution of Common Shares to holders of Common Shares by way of distribution or otherwise other than an issue of securities to holders of Common Shares who have elected to receive distributions in securities of the Corporation in lieu of receiving cash distributions paid in the ordinary course; (c) the issuance of options, rights or warrants to holders of Common Shares entitling them to acquire Common Shares or other securities convertible into Common Shares at less than 95% of the then Current Market Price of the Common Shares; and (d) the distribution to all holders of Common Shares of any securities or assets (other than cash distributions and equivalent distributions in securities paid in lieu of cash distributions in the ordinary course). There will be no adjustment of the Conversion Price in respect of any event described in (b), (c) or (d) above if the holders of the Debentures are allowed to participate as though they had converted their Debentures prior to the applicable record date or effective date. The Corporation will not be required to make adjustments in the Conversion Price unless the cumulative effect of such adjustments would change the Conversion Price by at least 1%.

In the case of any reclassification or capital reorganization (other than a change resulting from consolidation or subdivision) of the Common Shares, or in the case of any consolidation, amalgamation, arrangement or merger of the Corporation with or into any other entity, or in the case of any sale or conveyance of the properties and assets of the Corporation as, or substantially as, an entirety to any other entity, or a liquidation, dissolution, winding-up or similar transaction of the Corporation, the terms of the conversion privilege will be adjusted so that each holder of a Debenture will, after such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale, conveyance, liquidation, dissolution, winding-up or similar transaction, be entitled to receive the number of Common Shares or other securities or property such holder would be entitled to receive if, on the effective date thereof, it had been the holder of the number of Common Shares into which the Debenture was convertible prior to the effective date of such reclassification, capital reorganization, consolidation, amalgamation, arrangement, merger, sale, conveyance, liquidation, dissolution, winding-up or similar transaction.

No fractional Common Shares will be issued on any conversion but in lieu thereof the Corporation will satisfy fractional interests by a cash payment equal to the Current Market Price of any fractional interest.

Redemption

The Debentures are not redeemable prior to October 1, 2014, except upon the satisfaction of certain conditions after a Change of Control has occurred. On or after October 1, 2014 and prior to September 30, 2016, the Debentures may be redeemed by the Corporation, in whole or in part, on not more than 60 days’ and not less than 30 days’ prior notice, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest, provided that the Current Market Price on the date on which notice of redemption is given is at least 125% of the Conversion Price. On or after September 30, 2016, and prior to maturity, the Debentures may be redeemed by the Corporation, in whole or in part, at a redemption price equal to the principal amount thereof plus accrued and unpaid interest.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable, subject to the consent of the TSX, if applicable. The Corporation will have the right to purchase Debentures in the market, by tender or by private contract at any time subject to regulatory requirements.

Change of Control

Within 30 days following the occurrence of a Change of Control, the Corporation will be required to make an offer in writing to purchase, in whole or in part, the Debentures then outstanding, at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest earned thereon up to, but excluding, the date of acquisition.

The Debenture Indenture will contain notification and repurchase provisions requiring the Corporation to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Debenture Offer. The Debenture Trustee will thereafter promptly deliver to each holder of Debentures a notice of the Change of Control together with a copy of the Debenture Offer to repurchase all the outstanding Debentures.

If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Corporation pursuant to the Debenture Offer, the Corporation will have the right to redeem all of the remaining Debentures at the Debenture Offer Price. Notice of such redemption must be given by the Corporation to the Debenture Trustee within 10 days following the expiry of the Debenture Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Debenture Offer.

In addition to the requirement of Just Energy to make a Debenture Offer in the event of a Change of Control, subject to regulatory approval, if a Change of Control occurs in which 10% or more of the consideration for the Common Shares in the transaction or transactions constituting a Change of Control consists of: (i) cash (other than cash payments for fractional Common Shares and cash payments made in respect of dissenters’ appraisal rights); (ii) equity securities that are not traded or intended to be traded immediately following such transaction on a stock exchange; or (iii) other property that is not traded or intended to be traded immediately following such transactions on a stock exchange, then during the period beginning ten trading days before the anticipated date on which the Change of Control becomes effective and ending 30 days after the Debenture Offer is delivered to Debentureholders, holders of Debentures will be entitled to convert their Debentures and receive, in addition to the number of Common Shares they otherwise would have been entitled to receive upon conversion, an additional number of Common Shares per $1,000 principal amount of Debentures (the “Make Whole Premium”) based upon the date (the “Effective Date”) on which the Change of Control becomes effective and the price (the “Stock Price”) paid per Common Share in the transaction or transactions constituting the Change of Control. The following table illustrates what the Make Whole Premium would be for each hypothetical Stock Price and Effective Date shown in the table, expressed as additional Common Shares (“Make Whole Shares”) per $1,000 principal amount of Debentures.

					Stock Price ($)
	12.74	13.00	13.50	14.00	14.50	15.00	16.00	17.00	18.00	19.00	20.00
Effective Date	Number of Additional Common Shares per $ 1,000 of Debentures
22-Sep-11	22.471	21.051	18.512	16.203	14.101	12.192	8.890	6.202	4.054	2.390	1.170
30-Sep-12	22.471	20.901	18.170	15.865	13.771	11.871	8.596	5.941	3.834	2.214	1.036
30-Sep-13	22.471	20.901	18.052	15.406	12.949	11.081	7.882	5.315	3.310	1.799	0.740
30-Sep-14	22.471	20.901	18.052	15.406	12.943	10.644	7.413	4.879	2.932	1.496	0.528
30-Sep-15	22.471	20.901	18.052	15.406	12.943	10.644	6.872	4.327	2.429	1.089	0.258
30-Sep-16	22.471	20.901	18.052	15.406	12.943	10.644	6.478	3.268	1.096	0.000	0.000

Notes:

(1)	If holders of Common Shares receive only cash in the transaction or transactions constituting the Change of Control, the Stock Price will be the cash amount paid per Common Share; otherwise, the Stock Price will be equal to the Current Market Price of the Common Shares immediately preceding the Effective Date.

(2)	The Stock Prices set forth in the first row of the table above will be adjusted as of any date on which the Conversion Price of the Debentures is adjusted. The adjusted Stock Prices will equal the Stock Prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the Conversion Price as so adjusted and the denominator of which is the Conversion Price immediately prior to the adjustment giving rise to the Stock Price adjustment. The number of Make Whole Shares to be received in satisfaction of the Make Whole Premium set forth in the table above will also be adjusted as of any date on which the Conversion Price of the Debentures is adjusted. The adjusted number of Make Whole Shares will equal the Make Whole Shares applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the Conversion Rate after such adjustment to the Conversion Price and the denominator of which is the Conversion Rate immediately prior to such adjustment.

(3)	If the actual Stock Price is between two Stock Prices on the above table or the actual Effective Date is between two Effective Dates on the above table, the Make Whole Premium will be determined by a straight-line interpolation between the Make Whole Premiums set forth for the two Stock Prices and the two Effective Dates on the table based on a 365-day year, as applicable.

(4)	If the actual Stock Price is less than $12.74 or exceeds $20.00, the Make Whole Premium will be zero.

Method of Payment

Payment of Principal on Redemption or at Maturity

On redemption or at maturity of the Debentures, the Corporation will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the principal amount of the outstanding Debentures, together with accrued and unpaid interest thereon. The Corporation may, at its option, on not more than 60 days’ and not less than 30 days’ prior notice, subject to applicable regulatory approval and provided no Event of Default has occurred and is continuing, elect to satisfy its obligation to repay all or any portion of the principal amount of the Debentures that are to be redeemed or that are to mature, by issuing and delivering to the holders thereof that number of freely tradeable Common Shares determined by dividing the principal amount of the Debentures being repaid by 95% of the Current Market Price on the date of redemption or maturity, as applicable. No fractional Common Shares will be issued on redemption or at maturity but in lieu thereof the Corporation will satisfy fractional interests by a cash payment equal to the Current Market Price of the fractional interest.

Interest Payment Election

The Corporation may elect, subject to regulatory approval and provided that no Event of Default has occurred and is continuing, from time to time to satisfy its obligation to pay all or any part of the interest on the Debentures (the “Interest Obligation”), on the date it is payable under the Debenture Indenture (an “Interest Payment Date”), by delivering a sufficient number of Common Shares to the Debenture Trustee to satisfy all or any part, as the case may be, of the Interest Obligation in accordance with the Debenture Indenture (the “Common Share Interest Payment Election”). The Debenture Indenture will provide that, upon such election, the Debenture Trustee shall have the power to (a) accept delivery from the Corporation of Common Shares, (b) accept bids with respect to, and consummate sales of, such Common Shares, each as the Corporation may direct in its absolute discretion, (c) invest the proceeds of such sales in short-term permitted Government Obligations (as defined in the Debenture Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted Government Obligations, together with any proceeds from the sale of Common Shares not invested as aforesaid, to satisfy the Interest Obligation, (d) deliver proceeds to holders of Debentures sufficient to satisfy the Interest Obligation and (e) perform any other action necessarily incidental thereto.

The Debenture Indenture will set forth the procedures to be followed by the Corporation and the Debenture Trustee in order to effect the Common Share Interest Payment Election. If a Common Share Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of Common Shares (plus any amount received by the Debenture Trustee from the Corporation attributable to any fractional Common Shares) in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to the Corporation in respect of the Interest Obligation.

Neither the Corporation’s making of the Common Share Interest Payment Election nor the consummation of sales of Common Shares will (a) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Common Shares in satisfaction of the Interest Obligation.

Events of Default and Waiver

The Debenture Indenture will provide that an event of default (“Event of Default”) in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect to such Debentures: (a) failure for 10 days to pay interest on such Debentures when due; (b) failure to pay principal of such Debentures when due, whether at maturity, upon redemption, by declaration or otherwise; (c) default in the observance or performance of any material covenant or condition of the Debenture Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Corporation specifying such default and requiring the Corporation to rectify the same; or (d) certain events of bankruptcy, insolvency or reorganization of the Corporation under bankruptcy or insolvency laws. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and will upon request of holders of not less than 25% of the principal amount of the Debentures then outstanding, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of such Debentures then outstanding may, on behalf of the holders of all such Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders may prescribe.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Debenture Indenture may be modified in accordance with the terms of the Debenture Indenture. For that purpose, among others, the Debenture Indenture will contain certain provisions which will make binding on all Debentureholders resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 66  2/3% of the principal amount of the Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66 2/3% of the principal amount of the Debentures then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series.

The Corporation and the Debenture Trustee may, without the consent or concurrence of the holders of debentures under the Debenture Indenture, by supplemental indenture or otherwise, make any changes or corrections in the Debenture Indenture which they have been advised by counsel are required for the purpose of curing or correcting any ambiguity or defective or inconsistent provisions or clerical omissions or mistakes or manifest errors contained therein or in any indenture supplemental thereto.

Book-Entry System for Debentures

The Debentures will be issued in “book-entry only” form and must be purchased or transferred through a participant in the depository service of CDS (a “Participant”). On the Closing Date, the Debenture Trustee will cause the Debentures to be delivered to CDS and registered in the name of its nominee. The Debentures will be evidenced by a single book-entry only certificate or two book-entry only certificates if any of the purchasers are U.S. persons or if the Debentures are sold within the United States. Registration of interests in and transfers of the Debentures will be made only through the depository service of CDS.

Except as described below, a purchaser acquiring a beneficial interest in the Debentures (a “Beneficial Owner”) will not be entitled to a certificate or other instrument from the Debenture Trustee or CDS evidencing that purchaser’s interest therein, and such purchaser will not be shown on the records maintained by CDS, except through a Participant. Such purchaser will receive a confirmation of purchase from the Underwriter or other registered dealer from whom Debentures are purchased.

Neither the Corporation nor the Underwriters or the Debenture Trustee will assume any liability for: (a) any aspect of the records relating to the beneficial ownership of the Debentures held by CDS or the payments relating thereto; (b) maintaining, supervising or reviewing any records relating to the Debentures; or (c) any advice or representation made by or with respect to CDS and contained in this prospectus and relating to the rules governing CDS or any action to be taken by CDS or at the direction of its Participants. The rules governing CDS provide that it acts as the agent and depositary for the Participants. As a result, Participants must look solely to CDS and Beneficial Owners must look solely to Participants for the payment of the principal and interest on the Debentures paid by or on behalf of the Corporation to CDS.

As indirect holders of Debentures, investors should be aware that they (subject to the situations described below): (a) may not have Debentures registered in their name; (b) may not have physical certificates representing their interest in the Debentures; (c) may not be able to sell the Debentures to institutions required by law to hold physical certificates for securities they own; and (d) may be unable to pledge Debentures as security.

The Debentures will be issued to Beneficial Owners in fully registered and certificate form (the “Debenture Certificates”) only if: (a) required to do so by applicable law; (b) the book-entry only system ceases to exist; (c) the Corporation or CDS advises the Debenture Trustee that CDS is no longer willing or able to properly discharge its responsibilities as depository with respect to the Debentures and the Corporation is unable to locate a qualified successor; (d) the Corporation, at its option, decides to terminate the book-entry only system through CDS; or (e) after the occurrence of an Event of Default, Participants acting on behalf of Beneficial Owners representing, in the aggregate, not less than 25% of the aggregate principal amount of the Debentures then outstanding advise CDS in writing that the continuation of a book-entry only system through CDS is no longer in their best interest, and provided that the Debenture Trustee has not waived the Event of Default in accordance with the terms of the Debenture Indenture.

Upon the occurrence of any of the events described in the immediately preceding paragraph, the Debenture Trustee must notify the Beneficial Owners, through CDS, of the availability through CDS of Debenture Certificates. Upon surrender by CDS of the certificate or certificates, as the case may be, representing the Debentures and receipt of instructions from CDS for the new registrations, the Debenture Trustee will deliver the Debentures in the form of Debenture Certificates and thereafter the Corporation will recognize the holders of such Debenture Certificates as Debenture holders under the Debenture Indenture.

Interest on the Debentures will be paid directly to CDS while the book-entry only system is in effect. If Debenture Certificates are issued, interest will be paid by cheque drawn on the Corporation and sent by prepaid mail to the registered holder by the Debenture Trustee or by such other means as may become customary for the payment of interest. Payment of principal, including payment in the form of Common Shares if applicable, and the interest due, at maturity or on a redemption date, will be paid directly to CDS by the Debenture Trustee while the book-entry only system is in effect. If Debenture Certificates are issued, payment of principal, including payment in the form of Common Shares, if applicable, and interest due, at maturity or on a redemption date, will be paid upon surrender thereof at any office of the Debenture Trustee or as otherwise specified in the Debenture Indenture.

Governing Law

Each of the Debenture Indenture and the Debentures will be governed by, and will be construed in accordance with, the laws of the Province of Ontario.

Stability Rating

The Corporation has not asked for or received a stability rating, and the Corporation is not aware that it has received any other kind of rating, including a provisional rating, from one or more approved rating organizations for the Debentures.

DESCRIPTION OF THE COMMON SHARES

The authorized capital of Just Energy consists of an unlimited number of Common Shares and 50,000,000 preferred shares, issuable in series. The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares.

Each Common Share entitles the holder to receive notice of, to attend, and to one vote at, all meetings of the shareholders of Just Energy, except meetings of holders of another class of shares. The holders of Common Shares will be, at the discretion of the Board and subject to the preferences accorded to any shares of Just Energy ranking senior to the Common Shares from time to time with respect to the payment of dividends, entitled to receive any dividends declared by the Board on the Common Shares. The holders of Common Shares will also be entitled, subject to the preferences accorded to holders of any shares of Just Energy ranking senior to the Common Shares from time to time, to share equally, share for share, in any distribution of the assets of Just Energy upon the liquidation, dissolution, bankruptcy or winding-up of Just Energy or other distribution of its assets among its shareholders for the purpose of winding-up its affairs.

Dividend Policy

Currently, monthly cash dividends of $0.10333 per Common Share are made on the last day of each month to Shareholders of record on the 15th day of such calendar month. For information respecting historical dividend payments to Shareholders, see “Dividends and Distributions” in the AIF. The historical dividend payments made by the Corporation may not be reflective of future dividend payments and future dividends are not assured or guaranteed. The amount of future dividend payments on Common Shares will be subject to the discretion of the Board and may vary depending on a variety of factors including, among other things, the prevailing economic and competitive environment, Just Energy’s results of operations and earnings, financial requirements for the operations and growth of the Corporation, the satisfaction of solvency tests imposed by the Canada Business Corporations Act for the declaration and payment of dividends, contractual restrictions and financing agreement covenants, fluctuations in working capital, debt service requirements, the sustainability of margins, the ability to match, at favourable prices, commitments to supply natural gas and electricity to customers, the ability to secure additional contracts to supply natural gas and electricity to customers and other factors beyond the control of the Corporation. See “Risk Factors” in the AIF and the Annual MD&A.

PRICE RANGE AND TRADING VOLUME OF SECURITIES

Common Shares

On January 4, 2011, following the Corporate Conversion, the trust units of the Fund and the exchangeable shares, series 1 of JEEC were delisted and the Common Shares were listed and posted for trading on the TSX under the trading symbol “JE”. The following table sets forth trading information for the trust units, exchangeable shares and Common Shares for the periods indicated as reported by the TSX:

	$000,000,0	$000,000,0	$000,000,0
Exchangeable Shares, Series 1 of Just Energy Exchange Corp.
Period	High ($)	Low ($)	Volume
2010
September	14.26	13.65	32,997
October	16.09	14.02	39,684
November	16.74	14.48	21,684
December	14.96	14.16	26,340

	$000,000,0	$000,000,0	$000,000,0
Trust Units of Just Energy Income Fund
Period	High ($)	Low ($)	Volume
2010
September	14.66	13.85	6,854,561
October	15.73	14.50	5,966,965
November	15.50	14.10	8,373,977
December	15.19	14.10	9,009,854

	$000,000,0	$000,000,0	$000,000,0
Common Shares
Period	High ($)	Low ($)	Volume
2011
January	16.13	14.75	11,802,598
February	15.85	14.20	11,373,908
March	15.70	14.62	7,985,599
April	15.80	14.96	5,024,080
May	15.57	14.57	6,437,728

	$000,000,0	$000,000,0	$000,000,0
Common Shares
Period	High ($)	Low ($)	Volume
June	14.95	13.70	5,367,439
July	14.86	13.56	4,097,680
August	13.90	12.36	7,487,977
September (1-14)	13.02	11.95	3,090,702

On August 31, 2011, the last completed trading day prior to the announcement of the Offering, the closing price of the Common Shares on the TSX was $12.74. On September 14, 2011, the closing price of the Common Shares on the TSX was $11.98.

2010 Debentures and 2007 Debentures

Just Energy assumed the obligations of the Fund and JEEC, respectively, in respect of the 2010 Debentures and the 2007 Debentures on January 1, 2011 in connection with the Corporate Conversion. The 2010 Debentures and the 2007 Debentures trade on the TSX under the symbols “JE.DB” and “JE.DB.A”, respectively. The following tables set forth trading information for the 2010 Debentures and the 2007 Debentures for the periods indicated as reported by the TSX.

	$000,000,0	$000,000,0	$000,000,0
2010 Debentures
Period	High ($)	Low ($)	Volume
2010
September	100.50	99.32	22,489,000
October	102.00	99.80	10,048,000
November	100.95	98.25	12,378,500
December	100.50	98.50	11,106,500

2011
January	103.00	100.20	6,578,000
February	104.25	101.30	4,332,500
March	103.50	101.25	2,811,000
April	104.00	100.80	1,775,000
May	103.50	102.00	3,377,000
June	103.00	99.50	7,027,130
July	100.31	99.75	2,463,382
August	100.50	97.00	4,351,000
September (1-14)	99.84	98.01	1,209,000

	$000,000,0	$000,000,0	$000,000,0
2007 Debentures
Period	High ($)	Low ($)	Volume
2010
September	101.26	100.61	3,075,700
October	101.50	100.00	2,294,000
November	101.50	100.10	2,053,000
December	101.45	101.00	918,000

2011
January	103.00	99.50	3,085,000
February	103.25	101.30	1,949,000
March	102.50	101.75	1,034,000
April	103.50	101.25	1,403,000
May	102.50	101.00	1,463,000
June	102.50	101.00	1,778,000

2007 Debentures
Period	High ($)	Low ($)	Volume
July	102.00	100.50	612,000
August	102.00	95.56	941,000
September (1-14)	100.50	99.00	3,861,000

PRIOR SALES

The Corporation issued the following Common Shares and securities convertible or exchangeable into Common Shares during the 12 month period prior to the date hereof:

1.	50,000 UARs having a grant date value of $14.33 per UAR were granted on September 8, 2010.

2.	7,556 UARs having a grant date value of $13.56 per UAR were granted on September 15, 2010.

3.	3,729 DUGs having a grant date value of $14.16 per DUG were granted effective September 30, 2010.

4.	8,846 UARs having a grant date value of $14.64 per UAR were granted on October 1, 2010.

5.	12,506 UARs having a grant date value of $15.01 per UAR were granted on November 1, 2010.

6.	8,817 UARs having a grant date value of $14.27 per UAR were granted on December 1, 2010.

7.	3,899 DUGs having a grant date value of 14.58 per DUG were granted effective December 31, 2010.

8.	135,641,030 Common Shares, 135,000 options to acquire Common Shares, 2,776,985 RSGs and 96,563 DSGs were issued on January 1, 2011 in connection with the Corporate Conversion.

9.	689,940 Common Shares were issued effective January 4, 2011 on exercise of a put option at an exercise price of $14.49 per Common Share.

10.	7,853 RSGs having a grant date value of $15.55 per RSG were granted on January 26, 2011.

11.	14,530 RSGs having a grant date value of $14.81 per RSG were granted on February 22, 2011.

12.	688,467 RSGs having a grant date value of $15.58 per RSG were granted effective March 31, 2011.

13.	3,644 DSGs having a grant date value of $15.22 per DSG were granted effective March 31, 2011.

14.	4,356 DSGs having a grant date value of $14.99 per DSG were granted effective May 12, 2011.

15.	3,800 DSGs having a grant date value of $14.07 per DSG were granted effective June 30, 2011.

16.	483 RSGs having a grant date value of 14.17 per RSG were granted effective June 30, 2011.

17.	12,892 RSGs having a grant date value of $13.99 per RSG were granted on July 18, 2011.

18.	7,679 RSGs having a grant date value of $13.94 per RSG were granted on July 19, 2011.

19.	5,000 RSGs having a grant date value of $12.83 per RSG were granted on August 11, 2011.

PLAN OF DISTRIBUTION

Under the Underwriting Agreement, the Corporation has agreed to issue and sell to the Underwriters, and the Underwriters have agreed to purchase, as principals, on or about September 22, 2011 or on such later date as the Corporation and the Underwriters may agree, an aggregate of $100,000,000 principal amount of Debentures at a price of $1,000 per Debenture, for total gross proceeds to the Corporation of $100,000,000 payable in cash to the Corporation against delivery by the Corporation of certificates evidencing the Debentures. Under the Underwriting Agreement, in consideration for their services in connection with the Offering, the Corporation has agreed to pay the Underwriters, on closing of the Offering, a fee of $40.00 per $1,000 principal amount of Debentures sold under the Offering, for an aggregate fee payable by the Corporation of $4,000,000.

Just Energy has granted to the Underwriters the Over-Allotment Option to purchase up to 15% of the principal amount of the Debentures issued (or up to an additional $15,000,000 aggregate principal amount of Debentures) at a price of $1,000 per Debenture on the same terms and conditions as the Offering, exercisable in whole or in part, in the sole discretion of CIBC World Markets Inc., National Bank Financial Inc. and RBC Dominion Securities Inc., on behalf of the Underwriters, at any time up until 30 days after the closing of the Offering for the purposes of covering the Underwriters’ over-allocation position, if any, and for market stabilization purposes. If the Over-Allotment Option is exercised in full, the price to the public, Underwriters’ fee and net proceeds to Just Energy (before deducting expenses of the Offering) will be $115,000,000, $4,600,0000 and $110,400,000, respectively. This short form prospectus also qualifies for distribution the grant of the Over- Allotment Option and the issuance of the Debentures pursuant to the exercise of the Over-Allotment Option. A purchaser who acquires Debentures forming part of the Underwriters over-allocation position acquires those Debentures under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Debentures if any of the Debentures are purchased under the Underwriting Agreement. The obligations of the Underwriters to purchase the Debentures are several (and not joint or joint and several). The terms of the Offering and the price of the Debentures have been determined by negotiation between the Corporation and the Underwriters. Under the Underwriting Agreement, the Corporation has agreed to indemnify and hold harmless the Underwriters and their respective officers, directors, employees and agents against certain liabilities on a joint (and not several or joint and several) basis.

The Corporation has agreed, for a period ending 90 days after closing of the Offering (except in connection with the exercise of the Over-Allotment Option), not to directly or indirectly, without the prior written consent of CIBC World Markets Inc., National Bank Financial Inc. and RBC Dominion Securities Inc., on behalf of the Underwriters, such consent not to be unreasonably withheld: (i) offer, issue, pledge, sell, or contract to sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares; (ii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common Shares or such other securities, whether any such transaction described in (i) or (ii) is to be settled by delivery of Common Shares or such other securities, in cash or otherwise; or (iii) publicly announce any intention to do any of the foregoing, other than, in each case, the Debentures, the Over-Allotment Option and issuances of Common Shares (A) for purposes of director, officer, employee or service provider share rights and incentives pursuant to plans outstanding or in force at the date of the Underwriting Agreement and described in this short form prospectus (including the documents incorporated by reference herein); (B) to satisfy existing instruments issued at the date of the Underwriting Agreement and described in this short form prospectus (including the documents incorporated by reference herein); or (C) to satisfy the requirements of the Corporation’s dividend reinvestment plan described in this short form prospectus (including the documents incorporated by reference herein).

The TSX has conditionally approved the listing on the TSX of the Debentures distributed under this short form prospectus, and the Common Shares issuable on the conversion thereof. Listing is subject to the Corporation fulfilling all of the listing requirements of the TSX on or before December 6, 2011. There is currently no market through which the Debentures may be sold and purchasers may not be able to resell the Debentures purchased under this short form prospectus. This may affect the pricing of the Debentures in the secondary market, the transparency and availability of trading prices, the liquidity of the Debentures, and the extent of issuer regulation. See “Risk Factors”.

In connection with the Offering, the Underwriters may over-allocate or effect transactions which stabilize or maintain the market price of the Debentures at levels other than those which otherwise might prevail on the open market, including stabilizing transactions; short sales; purchases to cover positions created by short sales; imposition of penalty bids; and syndicate covering transactions. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Debentures while the Offering is in progress. These transactions may also include making short sales of the Debentures, which involve the sale by the Underwriters of a greater number of the Debentures than they are required to purchase in the Offering. Short sales of Debentures may be “covered short sales”, which are short positions in an amount not greater than the Over-Allotment Option, or may be “naked short sales”, which are short positions in excess of that amount while short sales of Debentures would be “naked short sales”. The Underwriters may close out any covered short position in Debentures either by exercising the Over-Allotment Option, in whole or in part, or by purchasing the applicable Debentures in the open market. In making this determination, the Underwriters will consider, among other things, the price at which they may purchase the applicable Debentures through the Over-Allotment Option. If, following the closing of the Offering, the market price of the Debentures is below the offering price of $1,000, the short position created by the over-allocation position in the Debentures may be filled through purchases in the market, creating upward pressure on the price of the Debentures. If following the closing of the Offering, the market price of the Debentures is above the offering price of $1,000, the over-allocation position in the Debentures may be filled through the exercise of the Over-Allotment Option at the offering price of $1,000. The Underwriters must close out any naked short position by purchasing the Debentures in the open market. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the Debentures in the open market that could adversely affect investors who purchase in the Offering. Any naked short sales will form part of the Underwriters’ over -allocation position.

In addition, pursuant to the policy statements or rules of certain securities regulations, the Underwriters may not, throughout the period of distribution, bid for or purchase Debentures other than pursuant to the Underwriting Agreement. The foregoing restriction is subject to exceptions, including (i) a bid or purchase permitted under Universal Market Integrity Rules; and (ii) a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Debentures. The Corporation has been advised by the Underwriters that, in connection with the Offering, the Underwriters may, subject to applicable laws, effect transactions that stabilize or maintain the market price of the Debentures at levels other than those that might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Underwriters propose to offer the Debentures to the public at the offering price specified on the cover page of this short form prospectus. After the Underwriters have made a reasonable effort to sell all of the Debentures at that price, the offering price to the public of the Debentures may be decreased and may be further changed from time to time to an amount not greater than the offering price set out on the cover page of this short form prospectus, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers for the Debentures is less than the price paid by the Underwriters to the Corporation. Any such reduction will not affect the proceeds received by the Corporation.

The Debentures offered by this short form prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”), or the securities laws of any state, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons, except in limited circumstances. The Underwriters have agreed in the Underwriting Agreement that they will not offer or sell the Debentures within the United States, its territories or possessions or other areas subject to its jurisdiction or to, or for the account or benefit of, a U.S. Person (as such term is defined under the 1933 Act), except to certain qualified institutional buyers pursuant to an exemption from the registration requirements of the 1933 Act provided by Rule 144A thereunder and in compliance with applicable state securities laws. In addition, until 40 days after the commencement of the Offering, an offer or sale of Debentures within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act.

RELATIONSHIP AMONG JUST ENERGY AND CERTAIN UNDERWRITERS

Each of CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc. are affiliates of Canadian chartered banks that are members of a syndicate that has made revolving credit facilities available to Just Energy Ontario L.P. and JEUSC, each of which is a subsidiary of the Corporation. Consequently, the Corporation may be considered a “connected issuer” of CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc. under applicable securities legislation. As at June 30, 2011, approximately $63 million of indebtedness plus approximately $80.67 million in letters of credit were outstanding under those credit facilities and Just Energy Ontario L.P. and JEUSC were each in compliance in all material respects with the terms and conditions thereof and no breach of the agreement establishing those facilities has been waived by the lenders thereto. There has been no material change in the financial position of the Corporation since the establishment of those credit facilities, except as previously disclosed by the Corporation or as described elsewhere in this short form prospectus or the documents incorporated by reference herein. The decision by the Underwriters to purchase the Debentures was made independently of their affiliated lenders, and those lenders had no influence as to the determination of the terms of the distribution of the Debentures. The offering price of the Debentures and the other terms and conditions of the Offering were established through negotiations with the Corporation and the Underwriters, without involvement of their affiliated lenders. In addition, none of CIBC World Markets Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Scotia Capital Inc. and TD Securities Inc. nor their affiliate lenders will receive any benefit from the Offering, other than these Underwriters’ respective portion of the Underwriters’ fee payable by the Corporation.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Corporation, and McCarthy Tétrault LLP, counsel to the Underwriters (collectively, “Counsel”), the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to the acquisition, holding and disposition of Debentures by a holder who acquires Debentures pursuant to this short form prospectus. This summary is applicable to a holder (a “Holder”) who, for purposes of the Tax Act and at all relevant times deals at arm’s length with the Corporation and holds the Debentures and any Common Shares acquired under the terms of the Debentures (for the purposes of this section, collectively, the “Securities”) as capital property. Generally, Securities will be considered to be capital property to a Holder provided that the Holder does not hold the Securities in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. Certain Holders who might not otherwise be considered to hold their Debentures or Common Shares as capital property may, in certain circumstances, be entitled to have them (and every other “Canadian security” owned by the taxpayer in that taxation year or any subsequent taxation year) treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Holders of Debentures or Common Shares should consult their own tax advisors regarding their particular circumstances.

This summary is not applicable to (i) a Holder that is a “financial institution” (as defined in the Tax Act for purposes of the mark-to-market rules), (ii) a Holder that is a “specified financial institution” (as defined in the Tax Act), (iii) a Holder an interest in which is a “tax shelter investment” (as defined in the Tax Act) or (iv) a Holder whose functional currency for purposes of the Tax Act is the currency of a country other than Canada. Such Holders should consult their own tax advisors to determine the tax consequences to them of the acquisition, holding and disposition of Securities.

This summary is of a general nature only and is based upon the facts set out herein, the current provisions of the Tax Act (including the regulations (the “Regulations”) thereunder), all proposals to amend the Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and Counsel’s understanding of the administrative and assessing policies and practices of the Canada Revenue Agency (“CRA”) published in writing by the CRA prior to the date hereof. There can be no assurance that the Tax Proposals will be implemented in their current form or at all. Except for the Tax Proposals, this summary does not take into account or anticipate any changes in the law whether by legislative, governmental or judicial action or decision, nor does it take into account other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed in this short form prospectus. There can be no assurances that the CRA will not change its administrative and assessing policies and practices. Modification or amendment of the Tax Act and Regulations or the Tax Proposals could significantly alter the tax status of the Corporation or the tax consequences of investing in the Securities.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to an investment in Securities. Moreover, the income and other tax consequences of acquiring, holding or disposing of Securities will vary depending on the Holder’s particular circumstances. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser of Securities. Consequently, a prospective Holder should consult the Holder’s own tax advisor for advice with respect to the tax consequences of an investment in Securities based on the prospective Holder’s particular circumstances.

Residents of Canada

This portion of the summary is applicable to a Holder who, for the purposes of the Tax Act and at all relevant times, is resident or deemed to be resident in Canada (a “Resident Holder”).

Debentures

Interest on Debentures

A Resident Holder of Debentures that is a corporation, partnership, unit trust or any trust of which a corporation or a partnership is a beneficiary will be required to include in computing its income for a taxation year any interest on the Debentures that accrues (or is deemed to accrue) to it to the end of the particular taxation year (or if the Resident Holder disposes of the Debentures in the year, that accrues or is deemed to accrue to it until the time of disposition) or that has become receivable by or is received by the Resident Holder before the end of that taxation year, including on a conversion, redemption or repayment on maturity, except to the extent that such interest was included in computing the Resident Holder’s income for a preceding taxation year.

Any other Resident Holder of Debentures will be required to include in computing income for a taxation year all interest on the Debentures that is received or receivable by such Resident Holder in that taxation year (depending upon the method regularly followed by the Resident Holder of Debentures in computing income), including on a conversion, redemption or repayment on maturity, except to the extent that the interest was included in the Resident Holder’s income for a preceding taxation year. However, such a Resident Holder may be required to include in computing the Resident Holder’s income for a taxation year all interest (not otherwise required to be included in income) that accrues or is deemed to accrue on the Resident Holder’s Debentures to the end of any “anniversary day” (as defined in the Tax Act) in that year where payments under those Debentures are deferred as described under “Description of the Debentures — Subordination”.

In the event that a premium is paid to a Resident Holder of Debentures upon repayment of the principal of the Debentures, the fair market value of such premium will generally be deemed to be interest received at that time by such Resident Holder if such premium is paid by the Corporation because of the repayment by it to the Resident Holder of Debentures before their maturity and to the extent that such premium can reasonably be considered to relate to, and does not exceed the value at that time of, the interest that would have been paid or payable by the Corporation on the Debentures for taxation years of the Corporation ending after that time.

A Resident Holder of Debentures that is a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income for the year including interest.

Exercise of Conversion Privilege

A Resident Holder of Debentures that converts a Debenture into Common Shares pursuant to the conversion privilege will be deemed to have not disposed of the Debenture. The cost to the Resident Holder of the Common Shares acquired on the conversion shall be equal to the adjusted cost base to the Resident Holder of the Debenture immediately before the conversion, and must be averaged with the adjusted cost base of all other Common Shares held as capital property by the Resident Holder of Common Shares for the purposes of calculating the adjusted cost base of such Common Shares.

Redemption or Repayment of Debentures

If the Corporation redeems a Debenture prior to maturity or repays a Debenture upon maturity and the Resident Holder of Debentures does not exercise the conversion privilege prior to such redemption or repayment, the Resident Holder of Debentures will be considered to have disposed of the Debenture for proceeds of disposition equal to the amount received by the Resident Holder of Debentures (other than the amount received on account of interest) on such redemption or repayment. If the Resident Holder receives Common Shares on redemption or repayment, the Resident Holder will be considered to have proceeds of disposition equal to the aggregate of the fair market value of the Common Shares so received and the amount of any cash received in lieu of fractional Common Shares. The Resident Holder of Debentures may realize a capital gain or capital loss computed as described below under “Dispositions of Debentures”. The cost to the Resident Holder of the Common Shares so received will also be equal to their fair market value at the time of acquisition, and must be averaged with the adjusted cost base of all other Common Shares held as capital property by the Resident Holder of Common Shares for the purpose of calculating the adjusted cost base of such Common Shares.

Dispositions of Debentures

A disposition or deemed disposition by a Resident Holder of Debentures will generally result in the Resident Holder of Debentures realizing a capital gain (or capital loss) equal to the amount by which the proceeds of disposition (adjusted as described below) are greater (or less) than the aggregate of the Resident Holder’s adjusted cost base thereof and any reasonable costs of disposition. See “Taxation of Capital Gains and Capital Losses”.

Upon such a disposition or deemed disposition of a Debenture, interest accrued thereon to the date of disposition and not yet due will be included in computing the Resident Holder’s income, except to the extent such amount was otherwise included in the Resident Holder’s income, and will be excluded in computing the Resident Holder’s proceeds of disposition of the Debenture. A Resident Holder of a Debenture who has over accrued interest income will generally be entitled to a deduction in computing the Resident Holder’s income for a taxation year in which a Debenture is disposed of (including on conversion) for an amount equal to such over accrued income.

Common Shares

Dividends on Common Shares

Dividends on Common Shares will be included in the recipient’s income for the purpose of the Tax Act. Such dividends received by a Resident Holder who is an individual will be subject to the gross up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations. Provided that appropriate designations are made by Just Energy at or prior to the time the dividend is paid, such dividend will be treated as an eligible dividend for the purposes of the Tax Act and a Resident Holder who is an individual resident in Canada will be entitled to an enhanced dividend tax credit in respect of such dividend.

In the case of a Resident Holder that is a corporation, dividends received on the Common Shares will be required to be included in computing the Resident Holder’s income for the taxation year in which such dividends are received and will generally be deductible in computing the Resident Holder’s taxable income. A Resident Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual or a related group of individuals may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received on the Common Shares to the extent that such dividends are deductible in computing the holder’s taxable income. A Resident Holder that, throughout the relevant taxation year, is a “Canadian controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2/3% on its “aggregate investment income” (as defined in the Tax Act), including any dividends that are not deductible in computing taxable income.

Disposition of Common Shares

A disposition or deemed disposition of a Common Share by a Resident Holder (other than a disposition to Just Energy or in a tax deferred transaction), will generally result in a capital gain (or a capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such Common Share to the Resident Holder immediately before the disposition. See “Taxation of Capital Gains or Capital Losses”.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain realized or deemed to be realized by a Resident Holder on a disposition of capital property in a taxation year will be included in the Resident Holder’s income as a taxable capital gain. Subject to certain specific rules in the Tax Act, one-half of any capital loss realized or deemed to be realized by such a Resident Holder generally is deducted from any taxable capital gains realized by the holder in the year of disposition, and any excess may be deducted against taxable capital gains in any of the three preceding taxation years or in any subsequent taxation year, to the extent and under the circumstances allowed under the Tax Act.

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains. Capital gains realized by a Resident Holder who is an individual (including certain trusts) may give rise to a liability for alternative minimum tax under the Tax Act.

Residents of the United States

This portion of the summary applies to a Holder (a “US Resident Holder”) that, for purposes of the Tax Act and at all relevant times, is not resident in Canada and is not deemed to be resident in Canada, does not use or hold, and is not deemed to use or hold, Securities in, or in the course of, carrying on a business in Canada, and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere, and that is a taxable Holder resident in the United States who is entitled to claim the benefit of the Canada-United States Income Tax Convention (the “Tax Treaty”).

Debentures

Interest paid or credited, or deemed to be paid or credited (including any accrued interest on sales or transfers described below) to a US Resident Holder who acquires all of the beneficial interest in a Debenture will generally not be subject to Canadian withholding tax.

The disposition of a Debenture by a US Resident Holder (including on a conversion, redemption or repayment by the Corporation) will generally not be subject to tax under the Tax Act unless the Common Shares held by such US Resident Holder (including Common Shares that can be acquired upon a conversion, repayment or maturity of Debentures) constitute “taxable Canadian property” as described under “Residents of the United States Common Shares”.

Dividends on Common Shares

Any dividends paid in respect of Common Shares to a US Resident Holder will generally be subject to Canadian withholding tax at 15% under the Tax Treaty.

Disposition of Common Shares

A US Resident Holder will generally not be liable for tax under the Tax Act on a disposition or deemed disposition of Common Shares unless such shares are, or are deemed to be, taxable Canadian property (as discussed below) to the US Resident Holder at the time of disposition and the US Resident Holder is not entitled to relief under the Tax Treaty.

In the case of a Common Share owned by a US Resident Holder that constitutes taxable Canadian property of the US Resident Holder, any capital gain (or capital loss) realized on the disposition or deemed disposition of the Common Share that is not exempt from tax under the Tax Act pursuant to the Tax Treaty, will generally be subject to the same Canadian income tax consequences discussed above applicable to a Resident Holder who disposes of Common Shares. See “Residents of Canada—Taxation of Capital Gains and Losses”.

US Resident Holders who dispose of Common Shares that are taxable Canadian property should consult their own tax advisors with respect to the requirement to file a Canadian income tax return in respect of the disposition in their particular circumstances.

Taxable Canadian Property

Generally, shares of a corporation will not constitute taxable Canadian property to a holder thereof at the time of disposition provided that the shares are listed on a designated stock exchange (which includes the TSX) at that time, unless at any time during the 60-month period that ends at that time: (a) such holder, persons with whom such holder did not deal at arm’s length, or such holder together with all such persons, owned 25% or more of the issued shares of any class or series of the capital stock of the particular corporation; and (b) more than 50% of the fair market value of the shares disposed of was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties whether or not such properties exist.

Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, shares which are not otherwise taxable Canadian property could be deemed to be taxable Canadian property.

Other Non-Residents

Non-Residents other than US Resident Holders should consult their own tax advisors regarding the tax consequences of acquiring, holding and disposing of Securities.

RISK FACTORS

An investment in the Debentures and the Common Shares involves certain risks and investment considerations in addition to those described in the AIF and the Just Energy MD&A. Investors should carefully consider, in light of their own financial circumstances, the factors set out below as well as other information contained or incorporated by reference in this short form prospectus.

Risk Inherent in an Investment in the Debentures

Market for Debentures

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell the Debentures purchased under this short form prospectus. Although the Corporation has applied to list the Debentures and the Common Shares issuable upon conversion of the Debentures on the TSX, listing of the Debentures and the Common Shares will be subject to the Corporation fulfilling all of the listing requirements of the TSX. No assurance can be given that an active or liquid trading market for the Debentures will develop or be sustained. If an active or liquid market for the Debentures fails to develop or be sustained, the price at which the Debentures trade may be adversely affected.

The market price of the Debentures may be volatile and subject to wide fluctuations and will be based on a number of factors, including: (i) the prevailing interest rates being paid by companies similar to the Corporation; (ii) the overall condition of the financial and credit markets; (iii) interest rate volatility; (iv) the markets for similar securities; (v) actual or anticipated fluctuations in the financial condition, results of operations and prospects of the Corporation; (vi) the publication of earnings estimates or other research reports and speculation in the press or investment community; (vii) the market price and volatility of the Common Shares; (viii) changes in the industry in which the Corporation operates and competition affecting the Corporation; and (ix) general market and economic conditions in North America and globally.

The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the market price of the Debentures.

Prior Ranking Indebtedness

The Debentures will be subordinate to all Senior Indebtedness of the Corporation and to any indebtedness of trade creditors of the Corporation. The Debentures will also be effectively subordinate to claims of creditors of the Corporation’s subsidiaries for payment of which the Corporation is responsible or liable, whether absolutely or contingently. Therefore, if the Corporation becomes bankrupt, liquidates its assets, reorganizes or enters into certain other transactions, the Corporation’s assets will be available to pay its obligations with respect to the Debentures only after it has paid all of its senior and secured indebtedness in full. There may be insufficient assets remaining following such payments to pay amounts due on any or all of the Debentures then outstanding.

Absence of Covenant Protection

The Debenture Indenture will not restrict the Corporation from incurring additional indebtedness for borrowed money or from mortgaging, pledging or charging its properties to secure any indebtedness. Nor will the Debenture Indenture prohibit or limit the ability of the Corporation to make distributions, except where an Event of Default has occurred and such default has not been cured or waived. The Debenture Indenture will not contain any provision specifically intended to protect holders of the Debentures in the event of a future leveraged transaction involving the Corporation.

Prevailing Yields on Similar Securities

Prevailing yields on similar securities will affect the market value of the Debentures. Assuming all other factors remain unchanged, the market value of the Debentures will decline as prevailing yields for similar securities rise, and will increase as prevailing yields for similar securities decline.

Possible Dilutive Effects on Holders of Common Shares

The Corporation may determine to redeem outstanding Debentures for Common Shares or repay outstanding principal amounts of the Debentures at maturity by issuing additional Common Shares. Accordingly, holders of Common Shares may suffer dilution.

Credit Risk and Earnings Coverage Ratios

The likelihood that purchasers of the Debentures will receive payments owing to them under the terms of the Debentures will depend on the financial health of the Corporation and its creditworthiness. See “Earnings Coverage Ratios”, which is relevant to an assessment of the risk that the Corporation may be unable to pay interest or principal on the Debentures when due.

Redemption Prior to Maturity

The Debentures may be redeemed, at the option of the Corporation, in whole or in part at any time on or after October 1, 2014, subject to certain conditions, at a price equal to the principal amount thereof plus accrued and unpaid interest. Holders of Debentures should understand that this redemption option may be exercised if the Corporation is able to refinance at a lower interest rate or it is otherwise in the interests of the Corporation to redeem the Debentures. See “Description of the Debentures – Redemption”.

Change of Control

The Corporation will be required to make an offer to purchase all of the outstanding Debentures for cash in the event of certain transactions that would constitute a Change of Control. The Corporation cannot assure holders of Debentures that, if required, it would have sufficient cash or other financial resources at that time or would be able to arrange financing to pay the purchase price of the Debentures in cash. The Corporation’s ability to purchase the Debentures in such an event may be limited by law, by the Debenture Indenture governing the Debentures, by the terms of other present or future agreements relating to the Corporation’s credit facilities and other indebtedness and agreements that the Corporation may enter into in the future which may replace, supplement or amend the Corporation’s future debt. The Corporation’s future credit agreements or other agreements may contain provisions that could prohibit the purchase by the Corporation of the Debentures without the consent of the lenders or other parties thereunder. If the Corporation’s obligation to offer to purchase the Debentures arises at a time when the Corporation is prohibited from purchasing or redeeming the Debentures, the Corporation could seek the consent of lenders to purchase the Debentures or could attempt to refinance the borrowings that contain this prohibition. If the Corporation does not obtain a consent or refinance these borrowings, the Corporation could remain prohibited from purchasing the Debentures. The Corporation’s failure to purchase the Debentures would constitute an Event of Default under the Debenture Indenture, which might constitute a default under the terms of the Corporation’s other indebtedness at that time.

In the event that Debentureholders holding 90% or more of the Debentures have tendered their Debentures for purchase pursuant to the Debenture Offer, the Corporation may redeem the remaining Debentures on the same terms. In such event, the conversion privilege associated with the Debentures would be eliminated. See “ Description of the Debentures — Change of Control”.

Conversion Following Certain Transactions

Pursuant to the Debenture Indenture, in the event of certain transactions each Debenture will become convertible into the securities, cash or property receivable by a Shareholder in accordance with such transactions. This change could substantially reduce or eliminate any potential future value of the conversion privilege associated with the Debentures. For example, if the Corporation were acquired in a cash merger, each Debenture would become convertible solely into cash and would no longer be convertible into securities whose value would vary depending on the Corporation’s future prospects and other factors. See “Description of the Debentures—Conversion Rights”.

Volatility of Market Price of Common Shares

The market price of the Common Shares may be volatile. The volatility may affect the ability of holders of Debentures to sell the Debentures at an advantageous price and may result in greater volatility in the market price of the Debentures than would otherwise be expected for non-convertible securities. Market price fluctuations in the Common Shares may be due to actual or anticipated fluctuations in the financial condition, results of operations and prospects of the Corporation, the Corporation’s operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts’ estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Corporation or its competitors, along with a variety of additional factors, including, without limitation, those set forth under “Forward-Looking Statements”. In addition, the market price for securities in the stock markets has recently experienced significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market prices of the Debentures and the Common Shares.

Change in Tax Laws

The Debenture Indenture will not contain a requirement that the Corporation increase the amount of interest or other payments to holders of Debentures in the event that the Corporation is required to withhold amounts in respect of income or similar taxes on payment of interest or other amounts on the Debentures. At present, no amount is required to be withheld from such payments to holders of Debentures resident in Canada or in the United States who deal at arm’s length with the Corporation, but no assurance can be given that applicable income tax laws or treaties will not be changed in a manner that may require the Corporation to withhold amounts in respect of tax payable on such amounts.

Withholding Tax

Effective January 1, 2008, the Tax Act was amended to generally eliminate withholding tax on interest paid or credited to non-residents of Canada with whom the payor deals at arm’s length. However, Canadian withholding tax continues to apply to payments of “participating debt interest”. For purposes of the Tax Act, participating debt interest is generally interest that is paid on an obligation where all or any portion of such interest is contingent or dependent on the use of or production from property in Canada or is computed by reference to revenue, profit, cash flow, commodity price or any similar criterion.

Under the Tax Act, when a debenture or other debt obligation issued by a person resident in Canada is assigned or otherwise transferred by a non-resident person to a person resident in Canada (which would include a conversion of the obligation or payment on maturity), the amount, if any, by which the price for which the obligation was assigned or transferred exceeds the price for which the obligation was issued is deemed to be a payment of interest on that obligation made by the person resident in Canada to the non-resident (an “excess”). The deeming rule does not apply in respect of certain “excluded obligations”, although it is not clear whether a particular convertible debenture would qualify as an “excluded obligation”. If a convertible debenture is not an “excluded obligation”, issues that arise are whether any excess would be considered to exist, whether any such excess which is deemed to be interest is “participating debt interest”, and if the excess is participating debt interest, whether that results in all interest on the obligation being considered to be participating debt interest.

The CRA has stated that no excess, and therefore no participating debt interest, would in general arise on the conversion of a “traditional convertible debenture” and therefore, there would be no withholding tax in such circumstances (provided that the payor and payee deal at arm’s length for purposes of the Tax Act). The CRA has published guidance on what it believes to be a “traditional convertible debenture” for these purposes. The Debentures should generally meet the criteria set forth in CRA’s published guidance; however, there can be no assurance that amounts paid or payable by the Corporation to a Holder of Debentures on account of interest or any “excess” amount will not be subject to Canadian withholding tax at 25% (subject to any reduction in accordance with a relevant tax treaty).

Investment Eligibility

The Corporation will endeavour to ensure that the Debentures continue to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax free savings accounts. No assurance can be given in this regard. The Tax Act imposes penalties for the acquisition or holding of non-qualified investments by such plans.

Risks Relating to the Acquisition and Fulcrum

As Fulcrum is engaged in substantially the same electricity retail sales business as certain of the Corporation’s subsidiaries, Just Energy believes that Fulcrum and its business are subject to substantially the same risks and uncertainties as those to which the Corporation and its subsidiaries engaged in the electricity retail sales business are subject. Those risk and uncertainties are described in the AIF and the Just Energy MD&A.

In addition to those risks and uncertainties, investors should also carefully consider the factors set out below as well as other information contained in this short form prospectus relating to the Acquisition and Fulcrum.

Failure to Obtain Necessary Approvals for Completion of the Acquisition

Completion of the Acquisition is subject to the receipt of all necessary regulatory and other third party approvals. The failure to obtain any such approvals will prevent the Corporation from completing the Acquisition.

The completion of the Acquisition is also subject to normal commercial risks. There can be no assurance regarding closing of the Acquisition and risks relating thereto.

Possible Failure to Realize Anticipated Benefits of the Acquisition

The Corporation is proposing to complete the Acquisition to strengthen the position of the Corporation in its marketing of electricity to residential and small to mid-size commercial customers in Texas, and to create the opportunity to realize certain other benefits, including the cross-selling of the Corporation’s JustGreen and JustClean products. Achieving the benefits of the Acquisition depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Corporation’s ability to realize the anticipated growth and development opportunities from combining Fulcrum’s sales and marketing approach with those of the Corporation’s operating subsidiaries. The integration of Fulcrum will require the dedication of substantial management effort, time and resources, which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the Corporation’s ability to achieve the anticipated benefits of the Acquisition.

Potential Undisclosed Liabilities Associated with the Acquisition

In connection with the Acquisition, there may be liabilities that the Corporation failed to discover or was unable to quantify in its due diligence, which it conducted prior to the execution of the Acquisition Agreement, and the Corporation may not be indemnified for some or all of these liabilities. In addition, investors will not have a direct statutory right or any other rights against the vendor of Fulcrum or any of its shareholders, as applicable, in connection with such liabilities. The sole remedy of the Corporation against the vendor will be JEUSC exercising its rights under the Acquisition Agreement to claim indemnification in respect of a breach of the agreement. There can be no assurance that JEUSC will be able to obtain the full amount of any claim made by it against those vendors for indemnification.

Dilution

While the net proceeds of the Offering are expected to be applied towards the uses specified in “Use of Proceeds”, the Offering is not conditional upon the closing of the Acquisition and, to the extent that the Acquisition is not completed, any of the net proceeds of the Offering remain uninvested pending their use, or are used to pay down indebtedness with a low interest rate, the Offering may result in dilution, on a per share basis, to Just Energy’s net income and other measures used by Just Energy.

EXPERTS

Certain legal matters in connection with the issuance of the Debentures and the Common Shares issuable upon conversion of the Debentures offered hereby will be passed upon on behalf of the Corporation by Burnet, Duckworth & Palmer LLP, and on behalf of the Underwriters by McCarthy Tétrault LLP. As of the date of this short form prospectus, partners and associates of Burnet, Duckworth & Palmer LLP, as a group, and partners and associates of McCarthy Tétrault LLP, as a group, each owned, beneficially or of record, less than 1.0% of the outstanding Common Shares.

Ernst & Young LLP have confirmed that they are independent within the meaning of the rules of professional conduct of the Institute of Chartered Accountants of Ontario

KPMG LLP have confirmed that they are independent within the meaning of the rules of professional conduct of the Institute of Chartered Accountants of Ontario.

McGladrey & Pullen, LLP have confirmed that they have performed their audit in accordance with United States generally accepted auditing standards and have complied with the rules on auditor independence of the American Institute of Certified Public Accountants.

EXEMPTIONS

Pursuant to a decision of the Ontario Securities Commission dated September 1, 2011, the Corporation was granted relief from the requirement to file, in accordance with Section 4.1(b) of National Instrument 44-101 Short Form Prospectus Distributions, a completed Personal Information Form and Authorization of Indirect Collection, Use and Disclosure of Personal Information (a “PIF”) for each director and executive officer of the Corporation that previously provided a PIF in connection with the filing of the Fund’s preliminary short form prospectus dated April 20, 2010.

PURCHASERS’ CONTRACTUAL RIGHTS

In the event that this short form prospectus or any amendment thereto contains a misrepresentation, original purchasers of Debentures that have exercised the conversion privilege and converted their Debentures into Common Shares will have a contractual right of rescission against the Corporation entitling them to receive from the Corporation, upon surrender of the Common Shares issued upon such conversion, the amount paid for such Debentures, provided that such right of recession is exercised within 180 days of the date of the purchase of the Debentures under this short form prospectus.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. The right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENTS

We have read the short form prospectus of Just Energy Group Inc. (the “Corporation”) dated September 15, 2011 relating to the issue and sale of convertible unsecured subordinated debentures of the Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the shareholders of the Corporation on the consolidated balance sheet of the Corporation as at March 31, 2011 and the consolidated statements of operations, shareholders’ deficiency, comprehensive income and cash flows for the year then ended. Our report is dated May 19, 2011.

Toronto, Canada	(Signed) Ernst & Young LLP
September 15, 2011	Chartered Accountants,
Licensed Public Accountants

We have read the short form prospectus of Just Energy Group Inc. (the “Corporation”) dated September 15, 2011 relating to the issue and sale of convertible unsecured subordinated debentures of the Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the unitholders of Just Energy Income Fund (the “Fund”) on the consolidated balance sheets of the Fund as at March 31, 2010 and 2009 and the consolidated statements of operations, unitholders’ equity, comprehensive income and cash flows for the years then ended. Our report is dated May 19, 2010.

We also consent to the incorporation by reference in the above-mentioned prospectus of our report to the board of directors of the Corporation on the balance sheet of the Corporation as at May 27, 2010. Our report is dated May 27, 2010.

Toronto, Canada	(Signed) KPMG LLP
September 15, 2011	Chartered Accountants,
Licensed Public Accountants

We have read the short form prospectus of Just Energy Group Inc. (the “Corporation”) dated September 15, 2011 relating to the issue and sale of 5.75% convertible unsecured subordinated debentures of the Corporation. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned prospectus of our report to the Board of Directors of Hudson Parent Holdings, LLC and subsidiaries (“Hudson”) on the consolidated balance sheets of Hudson as of December 31, 2009 and 2008 and the related consolidated statements of income, members’ equity (deficit) and cash flows for the years then ended. Our report is dated April 8, 2010.

Chicago, Illinois	(Signed) McGladrey & Pullen LLP
September 15, 2011	Certified Public Accountants

CERTIFICATE OF THE CORPORATION

Dated: September 15, 2011

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada (other than Québec).

JUST ENERGY GROUP INC.

(Signed) Ken Hartwick	(Signed) Beth Summers
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors of Just Energy Group Inc.

(Signed) R. Roy McMurtry	(Signed) Rebecca MacDonald
Director	Director

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CERTIFICATE OF THE UNDERWRITERS

Dated: September 15, 2011

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the provinces of Canada (other than Québec).

CIBC WORLD MARKETS INC.	NATIONAL BANK FINANCIAL INC.	RBC DOMINION SECURITIES INC.

(Signed) Kevin A. Li Managing Director	(Signed) Mitchell Gilbert Director	(Signed) David Dal Bello Managing Director

SCOTIA CAPITAL INC.	TD SECURITIES INC.

(Signed) Christopher Blackwell Managing Director	(Signed) John Kroeker Vice President and Director

HAYWOOD SECURITIES INC.	JACOB SECURITIES INC.

(Signed) Mark Reynolds Managing Director	(Signed) Sasha Jacob President and Chief Executive Officer

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